貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 SEP 10 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08004826

Our ref: 32002208-000004

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

September 3, 2008

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated September 2, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

PROCESSED
SEP 12 2008
THOMSON REUTERS

Encl.

dlw 9/11

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on September 2, 2008:

1. Clarification Announcement - by China Shipping Container Lines Company Limited, released on September 2, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the overseas regulatory announcement (the "**Announcement**") of China Shipping Container Lines Company Limited (the "**Company**") dated 26 August 2008, setting out a summary of the Company's interim report for the six months ended 30 June 2008 which was prepared in accordance with Generally Accepted Accounting Principles of the People's Republic of China.

The board of directors of the Company (the "**Board**") would like to clarify that the stock code of the Company is 02866 and the directors of the Company (the "**Director**") as at the date of the Announcement were Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
2 September 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 SEP 10 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32002208-000004

September 2, 2008

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 27, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Chiu

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on August 27, 2008:

1. Clarification Announcement - by China Shipping Container Lines Company Limited, released on September 1, 2008.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of China Shipping Container Lines Company Limited (the "**Company**") dated 29 September 2007 regarding, amongst other things, results of the EGM held on 29 September 2007 and appointment of Mr. Shen Zhongying as an independent non-executive director of the Company.

The board of directors of the Company (the "**Board**") would like to clarify that the appointment of Mr. Shen as an independent non-executive director came into effect on 10 October 2007, being the date on which the related amendments to the articles of association of the Company were approved by the relevant regulatory authority.

Please refer to the aforesaid announcement for the biographical details of Mr. Shen which were disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Save and except that Mr. Shen is no longer a member of the Standing Committee of the Shanghai Municipal People's Congress since 31 January 2008, all remaining biographical details of Mr. Shen stated in the aforesaid announcement remain unchanged since the date of the aforesaid announcement to the date of this announcement.

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
1 September 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

貝克·麥堅時律師事務所

Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 SEP 10 P 12: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 2, 2008

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 27, 2008, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-1607 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Joy Chen

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on August 27, 2008:

1. 2008 Interim Report - by China Shipping Container Lines Company Limited, released on September 1, 2008.

Interim Report 2008


CHINA SHIPPING LINE

China Shipping Container Lines Company Limited

中海集裝箱運輸股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

Stock Code : 2866

CONTENTS

CORPORATE INFORMATION

Directors

EXECUTIVE DIRECTORS

Mr. Li Shaode *(Chairman)*
Mr. Zhang Guofa *(Vice Chairman)*
Mr. Huang Xiaowen
Mr. Zhao Hongzhou

NON-EXECUTIVE DIRECTORS

Mr. Ma Zehua *(Vice Chairman)*
Mr. Zhang Jianhua
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Xu Hui
Mr. Yan Zhichong

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hu Hanxiang
Mr. Wang Zongxi
Mr. Shen Kangchen
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Shen Zhongying

Supervisors

Mr. Chen Decheng
Mr. Kou Laiqi
Mr. Yao Guojian
Mr. Wang Xiuping
Mr. Hua Min
Ms. Pan Yingli

Remuneration Committee

Mr. Shen Kangchen *(Chairman)*
Mr. Zhang Jianhua
Mr. Wang Zongxi

Share Appreciation Rights Committee

Mr. Zhang Jianhua *(Chairman)*

Nomination Committee

Mr. Shen Zhongying *(Chairman)*
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Zhang Guofa
Mr. Wang Daxiong

Investment Strategy Committee

Mr. Li Shaode *(Chairman)*
Mr. Ma Zehua
Mr. Zhang Guofa
Mr. Lin Jianqing
Mr. Wang Daxiong
Mr. Huang Xiaowen
Mr. Hu Hanxiang
Mr. Jim Poon (also known as Pan Zhanyuan)
Mr. Shen Zhongying

Company Secretary

Mr. Ye Yumang

Audit Committee

Mr. Wang Zongxi *(Chairman)*
Mr. Shen Kangchen
Mr. Wang Daxiong

Qualified Accountant

Mr. Zhao Xiaoming

Authorised Representatives

Mr. Li Shaode
Mr. Huang Xiaowen

Legal address and principal place of business in the PRC

27th Floor
450 Fu Shan Road
Pudong New District
Shanghai
The PRC

Principal place of business in Hong Kong

Level 69
The Center
99 Queen's Road Central
Hong Kong

International auditor

PricewaterhouseCoopers

PRC auditor

Vocation International

Legal advisers to the Company

Baker & McKenzie
(as to Hong Kong and United States Law)
Jingtian & Gongcheng, Beijing
(as to PRC law)

Hong Kong H Share registrar and transfer office

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Principal bankers

Bank of China
Industrial and Commerce Bank of China
Citibank
China Merchants Bank

Telephone number

86 (21) 6596 6105

Fax number

86 (21) 6596 6813

Company website

www.cscl.com.cn

H Share listing place

Main Board of The Stock Exchange of Hong Kong Limited

Listing date

16 June, 2004

Number of H Shares in issue

3,751,000,000 H Shares

Board lot

1,000 shares

Hong Kong Stock Exchange stock code

02866

A Share listing place

Shanghai Stock Exchange

Listing date

12 December, 2007

Number of A Shares in issue

7,932,125,000 A Shares

Board lot

100 shares

Shanghai Stock Exchange stock code

601866

- The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".

Operational revenue by trade lanes

Principal Market	1H2008 (RMB'000)	1H2007 (Restated) (RMB'000)	Change (%)
Pacific Ocean	**5,658,779**	6,807,831	-16.9%
Europe/Mediterranean	**5,975,410**	5,394,245	10.8%
Asia Pacific	**2,822,229**	2,387,675	18.2%
China domestic	**2,740,778**	1,885,425	45.4%
Others	**1,033,895**	913,747	13.1%
Total	**18,231,091**	17,388,923	4.8%

The decline of the Group's operating results for the Period as compared with the same period last year was largely due to the following reasons:

- The slowdown in the demand from US and European trade lanes resulted in a decline in the volume of loaded cargoes, which in turn affected the revenue from these trade lanes. However, the healthy and steady development of China domestic marine transportation provided strong support to the Group's business. During the Period, the average revenue per TEU from China domestic trade lanes amounted to RMB2,179, representing an increase of 28.2% as compared with the same period last year.

- Although the Group adopted various measures to control the expenditure of each cost item, such as strict control over container management costs, transshipment costs, costs relating to port charges and fuel costs, it is difficult to change the trend of increasing costs in the industry.

Cost Analysis

During the Period, the Group's cost of services have increased by a certain extent as compared with the same period last year. The total cost of services for the Period were RMB17,097,196,000, representing an increase of approximately 9.5% as compared with the same period last year. The increase is mainly due to an increase in fuel costs.

The average closing price of WTI crude oil for the Period was US$110.94 per barrel, representing an increase of nearly 81.9% as compared to US$61 per barrel for the same period last year. The Group's average purchasing unit price of fuel in the first half of year 2008 was US$540.61 per ton, representing an increase of 67.1% as compared to US$323.55 per ton for the same period of last year. Although the percentage of increase in the purchasing unit price was less than the percentage of increase in the international oil price after the Group implemented various measures, such increase still imposed pressure on fuel costs of the Company.

Container management costs decreased by 1.6% as compared with the same period last year, as a result of a decline in the volume of loaded cargoes for the U.S. trade lanes and a decrease of 3% in acquisition price of new additional containers as compared with the same period last year.

Port charges and stevedore charges increased by 10% as compared with the same period last year as a result of the increase in the Company's shipping volume by 7.3% as compared with the same period last year (among which, shipping volume of foreign trade lanes increased by 4.2% as compared with the same period last year). However, calculated on an average cost per TEU basis, such charges only increased by 2.6% as compared with the same period last year.

The Group's fixed costs increased by 11% as compared with the same period last year, resulting from the increase in depreciation after new vessels were successively delivered and put into operation.

Future Plans and Prospects

The second half of the year is generally the traditional peak season of the shipping industry with all lanes entering their busiest period in the year. However, liner shipping companies will still be expected to face pressure from the macro-economic environment and pressure from various micro-economic factors such as increase in cost, decrease in freight rate and mismatch between supply and demand. Therefore, the operating situation is still hard to be optimistic.

In view of the market situation, in the second half of this year, the Group is determined to grasp the opportunities brought by the changes in the market, and adopt the following corporate strategies in time to pursue a stable and sustainable development:

1. The Group will optimize the network of trade lanes and strictly control multi-transshipment arrangements.

2. The Group will adjust the allocation of shipping capacity by allocating more shipping capacity into trade lanes with good performance and reducing the shipping capacity in less performing trade lanes, and fully utilize the two different markets of domestic and international trade lanes to shift the deployment of shipping capacity, so as to enhance the operating efficiency of the trade lanes.

3. The Group will expand the areas of cooperation between trade lanes and enlarge trade lanes services coverage. It will continue to intensify the cooperation and expand the area of sea-rail intermodal. The in-depth exploration of the regions along the Yangtze River is also the focus of our future development.

4. The Group will further improve its service, enhance the on-schedule rate of trade lanes, improve the utilization of vessel spaces and increase the satisfaction of customers, as well as implement the quality trade lanes service concept throughout its entire service network.

5. The Group will further implement its cost control in every aspect to contain the increase of every cost item, thus minimizing the impact of adverse factors.

6. The Group will further optimize the production chain of container logistics and enhance its competitiveness through acquisition of assets related to container shipping. The Company acquired 25% equity interest in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司) and 60% equity interest in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (中海(洋浦)冷藏儲運有限公司). In August 2008, the Company entered into an agreement with China Shipping (Group) Company (中國海運(集團)總公司) to acquire its 100% equity interest in China Shipping Terminal Development Co., Ltd. (中海碼頭發展有限公司) and the acquisition is subject to approval by the independent shareholders of the Company. If the acquisition is completed, it will help the Group to further enhance its competitiveness, spread its business risks, reduce its connected transactions, participate in the fast-growing container terminal industry in the PRC and benefit from the potential appreciation in value of container terminal assets.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of liquidity is cash flow from operations. The Group's cash has mainly been used in paying for operating costs, loan repayments and construction of new vessels and containers. For the Period, the Group generated a net operating cash inflow of RMB2,113,009,000 and the Group had a cash balance in banks of RMB15,647,416,000 as at 30 June 2008.

As at 30 June 2008, the Group's total bank borrowings were RMB6,120,271,000. The maturity profile is spread over a period between 2008 and 2014, with RMB2,795,677,000 being payable within one year, RMB2,491,133,000 within the second year, RMB373,078,000 within the third to fifth year, and RMB460,383,000 after the fifth year. The Group's long-term bank borrowings are mainly used to fund the purchase of new vessels. Among the total bank borrowings, the Group had RMB borrowings in the amount of RMB40,000,000, with annual interest rate of 6.72%, and USD borrowings in the amount of US$886,453,000 (equivalent to RMB6,080,271,000), with annual interest rate ranging from London Interbank Offered Rate plus 0.23% to 0.55% (approximately 3.45% to 5.42%). The Group's borrowings are settled in RMB and US dollars while their cash and cash equivalents are also primarily denominated in RMB and US dollars.

As at 30 June 2008, several containers, container vessels and vessels under construction valued in an aggregate amount of RMB602,363,000 (as at 31 December 2007: RMB1,991,942,000) have been pledged against long term bank borrowings of the Group.

As at 30 June 2008, the Group's 10-year bond payables amounted to RMB1,778,069,000, all proceeds were used in the construction of new vessels. The bond was guaranteed by the Bank of China, Shanghai branch. In turn, China Shipping (Group) Company provided a counter-guarantee to the Bank of China, Shanghai Branch.

As at 30 June 2008, the Group's obligations under finance leases amounted to RMB2,850,972,000, with the maturity profile ranging from 2008 to 2014. The amount repayable within one year is RMB518,710,000, the amount repayable within the second year is RMB526,718,000, the amount repayable within the third to fifth year is RMB1,417,092,000 and the amount repayable after the fifth year is RMB388,452,000. The finance lease obligations are substantially arranged for the lease of new containers, while the remaining small portion is arranged for the lease of cars.

As at 30 June 2008, the gearing ratio of the Group (i.e. the ratio of net debt over equity holders' equity) was -14.9%, which is higher than the rate of -21.3% as at 31 December 2007.

It is expected that capital needs for regular cash flow and capital expenditure can be funded by the internal cash flow of the Group. The directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash as and when appropriate. It is the intention of the Group to maintain an appropriate composition of equity and debt to constantly achieve an effective capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

Most of the Group's revenues and operating expenses are settled or denominated in US dollars. As a result, the negative impact on the net operating revenue due to RMB appreciation since July 2005 can be offset by each other to a certain extent. With the RMB appreciation, monetary net assets, including cash and cash equivalents and receivables in US dollars and HK dollars, have continued to depreciate. During the Period, the Group devoted much effort to improve the currency structure of such assets, as a result, the exchange losses of the Group charged to income statement were controlled to approximately RMB276,096,000, and the exchange difference directly charged to equity of shareholders amounted to RMB124,052,000 during the Period. The Group has paid close attention to the fluctuation of the RMB exchange rate, and settled foreign incomes from operating activities into RMB in a timely manner to minimize the losses brought by foreign exchange fluctuations. The Group will continue to implement the policy of timely conversion of foreign monetary assets, reduce the monetary net assets denominated in foreign currency, and adopt proper measures including hedging instruments (e.g. forward exchange contracts) as and when necessary and appropriate in accordance with the Group's practical requirements to minimize foreign exchange risks.

COMMITMENT

As at 30 June 2008, the capital commitments for vessels under construction and containers under construction that had been contracted but not provided to the Group amounted to RMB9,920,533,000 and RMB254,989,000, respectively. Furthermore, the Group's operating lease commitments relating to land and buildings, and vessels and containers, are RMB69,640,000 and RMB12,186,290,000, respectively.

CONTINGENT LIABILITIES

As at 30 June 2008, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30 June 2008, the share capital of the Company was as follows:

Types of shares	Number of shares in issue	Percentage (%)
A Shares	7,932,125,000	67.89
H shares	3,751,000,000	32.11
Total	11,683,125,000	100.00

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

In accordance with the H share share appreciation rights scheme adopted by the shareholders of the Company on 12 October 2005 and amended by the shareholders of the Company on 20 June 2006, 26 June 2007 and 26 June 2008 (the "Scheme"), certain Directors and supervisors of the Company (the "Supervisors") were granted the H share share appreciation rights under the Scheme and the amended Scheme. Details of the Scheme were set out in the Company's circular to shareholders dated 26 August 2005 and the amended Scheme was produced to the annual general meetings of the Company held on 20 June 2006, 26 June 2007 and 26 June 2008.

The interests of such Directors, Supervisors and chief executive(s) in the underlying H shares of the Company as at 30 June 2008 were as follows:

Name	Number of underlying H shares interested in	Capacity in which underlying H shares were held	Percentage in issued H share capital
Directors			
Li Shaode	3,382,100	Beneficial owner	0.090% (Long position)
Zhang Guofa	2,218,050	Beneficial owner	0.059% (Long position)
Huang Xiaowen	3,334,050	Beneficial owner	0.089% (Long position)
Zhao Hongzhou	2,604,000	Beneficial owner	0.069% (Long position)
Ma Zehua	1,520,550	Beneficial owner	0.040% (Long position)
Zhang Jianhua	1,240,000	Beneficial owner	0.033% (Long position)
Wang Daxiong	1,240,000	Beneficial owner	0.033% (Long position)
Xu Hui	1,085,000	Beneficial owner	0.029% (Long position)
Lin Jianqing	525,450	Beneficial owner	0.014% (Long position)
Supervisors			
Chen Decheng	948,600	Beneficial owner	0.025% (Long position)
Yao Guojian	2,480,000	Beneficial owner	0.066% (Long position)
Wang Xiuping	1,395,000	Beneficial owner	0.037% (Long position)
Kou Laiqi	156,550	Beneficial owner	0.004% (Long position)

Save as disclosed above, as at 30 June 2008, none of the Directors, Supervisors or chief executive(s) of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which was required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such Directors, Supervisors or chief executive(s) is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (which shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

SHAREHOLDINGS OF OTHER SHAREHOLDERS WITH NOTIFIABLE INTERESTS

As at 30 June 2008, so far as was known to the Directors or chief executive(s) of the Company, the interests or short positions of the following persons (other than a Director, Supervisor or chief executive(s) of the Company) in the shares or underlying shares of the Company which were required to be notified to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or the interests or short positions recorded in the register kept by the Company pursuant to Section 336 of the SFO were as follows:

Name of shareholder	Class of shares	Number of shares/underlying shares held	Capacity	Percentage in the relevant class of share capital	Percentage in total share capital
China Shipping (Group) Company	A shares	5,595,500,000 (Long position)	Beneficial owner	70.54%	47.89%
JPMorgan Chase & Co.	H shares	123,865,378 (Long position)	Beneficial owner	3.30%	1.06%
		230,040,000 (Long position)	Investment manager	6.13%	1.97%
		294,537,905 (Long position)	Custodian	7.85%	2.52%
		90,497,346 (Short position)	Beneficial owner	2.41%	0.77%
		294,537,905 (Lending pool)	–	7.85%	2.52%
Hutchison International Limited	H shares	374,724,900 (Long position)	Beneficial owner	9.99%	3.21%
UBS AG	H shares	102,196,320 (Long position)	Beneficial owner	2.72%	0.87%
		66,736,162 (Long position)	Person holding security interest	1.78%	0.57%
		29,774,000 (Long position)	Interest of controlled corporation	0.79%	0.25%
		5,079,290 (Short position)	Beneficial owner	0.14%	0.04%
		28,440,000 (Short position)	Interest of controlled corporation	0.76%	0.24%

Save as disclosed above, as at 30 June 2008, so far as was known to the Directors or chief executive(s) of the Company, no person (other than Directors, Supervisors or chief executive(s)) had any interest or short position in any shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or any interest or short positions recorded in the register kept by the Company pursuant to Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the Period, the Company had not redeemed any of its issued shares. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's issued shares during the Period.

DIVIDENDS

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2008 (2007: nil).

That part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, have been distributed as bonus shares each at par value to the then existing shareholders of the Company at the close of business on 29 September 2007 on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 have also been distributed in the form of cash dividend to the holders of H shares whose names appear on the register of members of the Company at the close of business on 11 December 2007.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

In May 2008, the Group acquired 25% equity interest in Shanghai China Shipping (Yangshan) International Container Storage and Transportation Co., Ltd. (上海中海洋山國際集裝箱儲運有限公司) and 60% equity interest in China Shipping (Yangpu) Cold Storage and Transportation Co., Ltd. (中海(洋浦)冷藏儲運有限公司). The aggregate consideration payable for the said acquisition was approximately RMB37,012,587.

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30 June 2008, the Group had 3,708 employees, representing an increase of 185 employees as compared with 31 December 2007. During the Period, the total staff expenses were approximately RMB440,246,000. In addition, the Group had entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these subsidiaries provided the Group with approximately 3,402 crew members in total who mainly work on the Group's self-owned or bareboat chartered vessels.

Remuneration of the Group's employees includes basic salaries, other allowances and performance-based bonuses. The Group has also adopted a performance discretionary incentive scheme for its staff. The scheme links the staff's financial benefits directly with certain business performance indicators. Such indicators may include, but are not limited to, the profit target of the Group.

Details of such performance discretionary incentive scheme vary among the employees of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate in detail its own performance-based remuneration policies according to its own circumstances.

AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive directors, namely Mr. Shen Kangchen and Mr. Wang Zongxi, and one non-executive director, namely Mr. Wang Daxiong. The audit committee of the Company has reviewed the Company's unaudited condensed consolidated interim financial information for the Period and agrees with the accounting treatment adopted by the Company.

COMPLIANCE WITH "THE CODE ON CORPORATE GOVERNANCE PRACTICES" (THE "CG CODE") IN APPENDIX 14 TO THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE (THE "LISTING RULES")

The Board hereby confirmed that, none of the directors are aware of any information that would reasonably indicate that the Group was not, at any time during the Period, in compliance with the code provisions of the CG Code.

SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding directors' and supervisors' securities transactions on terms no less exacting than the required standard set out in Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. Following specific enquiry made with all directors and supervisors of the Company, the Company has confirmed that each of them has complied with the required standard set out in the Model Code regarding directors' and supervisors' securities transactions.

DISCLOSURE OF INFORMATION

This report will be dispatched to shareholders and published on the websites of the Stock Exchange (http://www.hkex.com.hk) and the Company (http://www.cscl.com.cn).

By order of the Board
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China
26 August 2008

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS AT 30 JUNE 2008

	Note	30 June 2008 RMB'000 (Unaudited)	31 December 2007 RMB'000 (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	5	**29,297,337**	25,962,037
Land use rights	5	**86,283**	87,219
Investments in associated companies		**43,544**	47,518
Investments in a jointly controlled entity		**1,427**	959
Total non-current assets		**29,428,591**	26,097,733
Current assets			
Inventories		**938,055**	905,740
Trade and notes receivables	6	**3,311,176**	4,059,895
Prepayments and other receivables		**335,303**	151,746
Derivative financial instruments		**–**	21,694
Cash and cash equivalents		**15,647,416**	16,329,745
Total current assets		**20,231,950**	21,468,820
Total assets		**49,660,541**	47,566,553
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	7	**11,683,125**	11,683,125
Other reserves		**18,216,688**	18,377,753
Retained earnings			
– Proposed final dividends		**–**	467,325
– Others		**3,022,712**	2,385,493
		32,922,525	32,913,696
Minority interests		**16,000**	16,000
Total equity		**32,938,525**	32,929,696

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET *(Continued)*

AS AT 30 JUNE 2008

	Note	**30 June 2008 RMB'000 (Unaudited)**	31 December 2007 RMB'000 (Restated)
LIABILITIES			
Non-current liabilities			
Bank borrowings	8	**3,324,594**	3,271,993
Domestic corporate bonds	9	**1,778,069**	1,775,488
Finance lease obligations	10	**2,332,262**	2,763,469
Deferred income tax liabilities		**258,299**	171,712
Total non-current liabilities		**7,693,224**	7,982,662
Current liabilities			
Trade payables	11	**4,474,123**	3,209,521
Accrual and other payables		**535,026**	671,131
Bank borrowings	8	**2,795,677**	958,266
Finance lease obligations – current portion	10	**518,710**	543,261
Dividend payable		**467,325**	–
Current income tax liabilities		**212,931**	1,240,158
Provision		**25,000**	25,000
Derivative financial instruments		**–**	6,858
Total current liabilities		**9,028,792**	6,654,195
Total liabilities		**16,722,016**	14,636,857
Total equity and liabilities		**49,660,541**	47,566,553
Net current assets		**11,203,158**	14,814,625
Total assets less current liabilities		**40,631,749**	40,912,358

The notes on pages 19 to 40 form an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Note	Six months ended 30 June 2008 RMB'000 (Unaudited)	2007 RMB'000 (Restated)
Revenue	4	**18,231,091**	17,388,923
Cost of services		**(17,097,196)**	(15,615,524)
Gross profit		**1,133,895**	1,773,399
Other (losses)/gains, net	13	**(261,460)**	133,417
Other income	14	**242,110**	54,497
Selling, administrative and general expenses		**(235,813)**	(372,655)
Operating profit	12	**878,732**	1,588,658
Finance costs	15	**(126,926)**	(216,249)
Share of (loss)/profit of an associated company		**(3,974)**	1,959
Share of profit of a jointly controlled entity		**468**	–
Profit before income tax		**748,300**	1,374,368
Income tax expense	16	**(111,081)**	(213,351)
Profit for the period		**637,219**	1,161,017
Attributable to:			
Equity holders of the Company		**637,219**	1,161,017
Dividends	17	**–**	3,316,500
Earnings per share for profit attributable to equity holders of the Company (Expressed in RMB per share)			
– basic	18	**RMB0.05**	RMB0.12
– diluted	18	**RMB0.05**	RMB0.12

The notes on pages 19 to 40 form an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Attributable to equity holders of the Company					
	Share capital *RMB'000*	**Other reserves** *RMB'000*	**Retained earnings** *RMB'000*	**Total** *RMB'000*	**Minority interest** *RMB'000*	**Total** *RMB'000*
			(Unaudited)			
Balance at 1 January 2007						
As previously reported	6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
Adjustments	–	(23,027)	5,138	(17,889)	3,462	(14,427)
As restated	6,030,000	5,975,488	4,509,864	16,515,352	46,426	16,561,778
Currency translation differences	–	(142,613)	–	(142,613)	–	(142,613)
Profit for the period	–	–	1,161,017	1,161,017	–	1,161,017
Dividends relating to 2006	–	–	(241,200)	(241,200)	–	(241,200)
Balance at 30 June 2007	6,030,000	5,832,875	5,429,681	17,292,556	46,426	17,338,982
Balance at 1 January 2008						
As previously reported	**11,683,125**	**18,411,309**	**2,846,882**	**32,941,316**	**1,927**	**32,943,243**
Adjustments	**–**	**(33,556)**	**5,936**	**(27,620)**	**14,073**	**(13,547)**
As restated	**11,683,125**	**18,377,753**	**2,852,818**	**32,913,696**	**16,000**	**32,929,696**
Currency translation differences	**–**	**(124,052)**	–	**(124,052)**	**–**	**(124,052)**
Profit for the period	–	**–**	**637,219**	**637,219**	**–**	**637,219**
Deemed distributions relating to business combinations under common control *(Note 19)*	–	**(37,013)**	**–**	**(37,013)**	**–**	**(37,013)**
Dividends relating to 2007	**–**	**–**	**(467,325)**	**(467,325)**	–	**(467,325)**
Balance at 30 June 2008	**11,683,125**	**18,216,688**	**3,022,712**	**32,922,525**	**16,000**	**32,938,525**

The notes on pages 19 to 40 form an integral part of this unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2008

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
	(Unaudited)	(Restated)
Cash flows from operating activities – net	**2,113,009**	1,155,783
Cash flows from investing activities – net	**(4,255,715)**	(1,032,108)
Cash flows from financing activities – net	**1,460,377**	797,951
Net (decrease)/increase in cash and cash equivalents	**(682,329)**	921,626
Cash and cash equivalents at beginning of the period	**16,329,745**	2,982,944
Cash and cash equivalents at end of the period	**15,647,416**	3,904,570

The notes on pages 19 to 40 are an integral part of this unaudited condensed consolidated interim financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

FOR THE SIX MONTHS ENDED 30 JUNE 2008

1 GENERAL INFORMATION

China Shipping Container Lines Company Limited (the "Company") and its subsidiaries (together, the "Group") are principally engaged in owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service.

The Company was incorporated in the People's Republic of China (the "PRC") on 28 August 1997 as a company with limited liability under the Company Law of the PRC. On 3 March 2004, the Company was transformed into a joint stock limited company under the Company Law of the PRC. In June 2004, the Company issued 2,420,000,000 overseas public shares ("H Share"), which were listed on the Main Board of The Stock Exchange of Hong Kong Limited (the "Main Board") since 16 June 2004. In December 2007, the Company issued 2,336,625,000 domestic public share ("A Share"), which were listed on the Shanghai Stock Exchange since 12 December 2007.

In May 2008, the Group acquired from the subsidiaries of China Shipping (Group) Company ("China Shipping Group") 60% equity interest in China Shipping (Yangpu) Cold Storage & Transportation Co., Ltd. ("Yangpu Cold Storage", a then associated company of the Group) and 25% equity interest in Shanghai China Shipping Yangshan International Container Storage & Transportation Co., Ltd ("Yangshan International", a then jointly controlled entity of the Group). Yangpu Cold Storage and Yangshan International are collectively referred to as the "Acquired Subsidiaries" (Notes 2.2 and 19).

The address of the Company's registered office is 27th Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the PRC.

This unaudited condensed consolidated interim financial information is presented in thousands of units of Renminbi ("RMB'000"), unless otherwise stated. It was approved by the board of directors of the Company for issue on 26 August 2008.

2 BASIS OF PREPARATION

2.1 Basis of presentation

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2008 has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, 'Interim financial reporting'.

The condensed consolidated interim financial information should be read in conjunction with the annual financial statements of the Company for the year ended 31 December 2007, which has been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRSs").

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

2 BASIS OF PREPARATION *(Continued)*

2.2 Adoption of merger accounting

The Group and the Acquired Subsidiaries are under common control of China Shipping Group. The Group has applied merger accounting as prescribed in Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by Hong Kong Institute of Certified Public Accountants ("HKICPA") to account for the purchase of the equity interests in the Acquired Subsidiaries during the period, as if the acquisitions had been occurred from 1 January 2007, the beginning of the earliest financial period presented.

Accordingly, this unaudited condensed consolidated interim financial information included the financial information of the Group and the Acquired Subsidiaries as if they had been combined from the beginning of the earliest financial period presented. The net assets of the Group and the Acquired Subsidiaries are combined using the existing book values from the controlling party's perspective. No amount is recognised in consideration for goodwill or excess of the Group's interest in the net fair value of the Acquired Subsidiaries' identifiable assets, liabilities and contingent liabilities over cost of acquisition at the time of common control combination. The unaudited condensed consolidated interim income statement includes the results of the Group and the Acquired Subsidiaries from 1 January 2007, the earliest date presented, regardless of the date of the common control combination.

3 SIGNIFICANT ACCOUNTING POLICIES

Except as set out below, the accounting policies adopted are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in those annual financial statements.

In the previous years, the Group adopted HKFRS 3 "Business Combination" to account for the business combination under common control and resulted in goodwill amounting to approximately RMB46,427,000 as at 31 December 2007. In the current period, the Group decided to change its accounting policy for business combination under common control and adopt "merger accounting" as prescribed in Hong Kong Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by HKICPA as described in Note 2.2 above.

In the previous years, the Group applied a policy of treating transactions with minority interests as transactions with parties external to the Group. As at 31 December 2007, the purchases from minority interests resulted in goodwill amounting to approximately RMB10,529,000, being the difference between considerations paid and the relevant share of the carrying values of net assets of the subsidiaries based on the percentage of the interests acquired. In the current period, the Group decided to change its accounting policy for transactions with minority interests and apply a policy of treating transactions with minority interests as transactions with equity owners of the Group as allowed by HKFRSs. For purchases of minority interests, the difference between considerations paid and the relevant share of the carrying value of net assets of the subsidiaries is deducted from equity.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

3 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The Company's shares are dual-listed on the Main Board and the Shanghai Stock Exchange. The Company's directors are of the view that applying the new accounting policies as described above can minimise the differences between the financial statements prepared under the PRC generally accepted accounting standards and HKFRSs, and can provide more comparable and relevant information to the readers of the financial statements in the PRC and overseas. These changes in accounting policy have been accounted for retrospectively and the financial information for the six months ended 30 June 2007 in the unaudited condensed consolidated financial information has been restated in order to comply with HKAS 8 "Accounting policies, changes in accounting estimates and errors".

The effect on the unaudited condensed consolidated interim financial information arising from the aforementioned changes in accounting policy is as follows:

	30 June 2008	31 December 2007	1 January 2007
	RMB'000	*RMB'000*	*RMB'000*
Decrease in goodwill	**(56,956)**	(56,956)	(46,427)
Decrease in equity	**(56,956)**	(56,956)	(46,427)

There is no impact on the income statement and basic and diluted earnings per share of the Group arising from the aforementioned changes in accounting policy.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

The following interpretations to existing standards are mandatory for the first time for the financial year beginning 1 January 2008.

Early adopted by the Group in year 2007

- HK(IFRIC) – Int 11, 'HKFRS2 – Group and treasury share transactions'

Not relevant to the Group

- HK(IFRIC) – Int 12, 'Service concession arrangements'
- HK(IFRIC) – Int 14, 'HKAS 19 – the limit on a defined benefit asset, minimum funding requirements and their interaction'

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

3 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The following new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning 1 January 2008 and have not been early adopted by the Group:

- HKAS 1 (revised), 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.
- HKAS 23 (revised), 'Borrowing costs', effective for annual periods beginning on or after 1 January 2009.
- HKAS 32 (amendment), 'Financial instruments: presentation', and consequential amendments to HKAS 1, 'Presentation of financial statements', effective for annual periods beginning on or after 1 January 2009.
- HKFRS 2 (amendment), 'Share-based payment', effective for annual periods beginning on or after 1 January 2009.
- HKFRS 3 (revised), 'Business combinations' and consequential amendments to HKAS 27, 'Consolidated and separate financial statements', HKAS 28, 'Investments in associates' and HKAS 31, 'Interests in joint ventures', effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.
- HKFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009. HKFRS 8 replaces HKAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes.
- HK(IFRIC) – Int 13, 'Customer loyalty programmes' effective for annual periods beginning on or after 1 July 2008.

4 REVENUE AND SEGMENT INFORMATION

Revenue represents gross income from liner and chartering services, net of discounts allowed, where applicable.

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Revenue		
Liner	**18,051,123**	17,367,887
Chartering	**179,968**	21,036
	18,231,091	17,388,923

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

4 REVENUE AND SEGMENT INFORMATION *(Continued)*

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by the provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The revenue generated from the world's major trade lanes includes Pacific, Europe/Mediterranean, Asia Pacific, China Domestic and Others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for revenue.

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Pacific	**5,658,779**	6,807,831
Europe/Mediterranean	**5,975,410**	5,394,245
Asia Pacific	**2,822,229**	2,387,675
China domestic	**2,740,778**	1,885,425
Others	**1,033,895**	913,747
	18,231,091	17,388,923

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

5 PROPERTY, PLANT AND EQUIPMENT AND LAND USE RIGHTS

	Property, plant and equipment	Land use rights	Total
	RMB'000	*RMB'000*	*RMB'000*
For the six months ended 30 June 2008			
Opening net book amount as at 1 January 2008	**25,962,037**	**87,219**	**26,049,256**
Additions	**4,713,826**	**–**	**4,713,826**
Disposals	**(181,841)**	**–**	**(181,841)**
Depreciation and amortisation	**(589,781)**	**(936)**	**(590,717)**
Exchange difference	**(606,904)**	**–**	**(606,904)**
Closing net book amount as at 30 June 2008	**29,297,337**	**86,283**	**29,383,620**
For the six months ended 30 June 2007 (Restated)			
Opening net book amount as at 1 January 2007	23,463,851	13,356	23,477,207
Additions	1,054,504	76,119	1,130,623
De-recognition of container assets under finance leases	(830,301)	–	(830,301)
Disposals	(5,685)	–	(5,685)
Depreciation and amortisation	(517,798)	(925)	(518,723)
Exchange difference	(152,090)	–	(152,090)
Closing net book amount as at 30 June 2007	23,012,481	88,550	23,101,031

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

6 TRADE AND NOTES RECEIVABLES

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
		(Restated)
Trade receivables		
– Fellow subsidiaries	**1,013,104**	2,034,131
– Others	**2,058,509**	1,807,546
	3,071,613	3,841,677
Note receivables	**239,563**	218,218
	3,311,176	4,059,895

The ageing analysis of trade and note receivables is as follows:

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
		(Restated)
1 to 3 months	**3,001,501**	3,335,540
4 to 6 months	**113,341**	581,023
7 to 9 months	**115,309**	244,239
10 to 12 months	**29,033**	4,265
Over one year	**161,381**	8,810
	3,420,565	4,173,877
Less: provision for impairment of receivables	**(109,389)**	(113,982)
	3,311,176	4,059,895

Credit terms in the range within 3 months are granted to those customers with good payment history.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

7 SHARE CAPITAL

	Number of shares *(thousand)*	A Share (2007: domestic shares) of RMB1 each *RMB'000*	H Share of RMB1 each *RMB'000*	Total *RMB'000*
At 1 January and 30 June 2008	**11,683,125**	**7,932,125**	**3,751,000**	**11,683,125**
At 1 January and 30 June 2007	6,030,000	3,610,000	2,420,000	6,030,000

As at 30 June 2008, all issued shares are registered, fully paid and divided into 11,683,125,000 shares (2007: 6,030,000,000 shares) of RMB1.00 each, comprising 7,932,125,000 A Shares and 3,751,000,000 H Shares (2007: 3,610,000,000 domestic shares and 2,420,000,000 H Shares). The A Shares (and domestic shares for 2007) and H Shares rank pari passu in all material aspects except that the dividends to holders of H Shares are declared in RMB but paid in HKD.

8 BANK BORROWINGS

	30 June 2008 ***RMB'000***	31 December 2007 *RMB'000* (Restated)
Non-current	**3,324,594**	3,271,993
Current	**2,795,677**	958,266
Total bank borrowings	**6,120,271**	4,230,259
Representing:		
Unsecured	**4,898,986**	1,454,511
Secured	**1,221,285**	2,775,748
	6,120,271	4,230,259

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

8 BANK BORROWINGS *(Continued)*

The maturity periods of the bank borrowings are as follows:

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
		(Restated)
Within one year	**2,795,677**	958,266
In the second year	**2,491,133**	2,273,094
In the third to fifth year	**373,078**	467,757
After fifth year	**460,383**	531,142
	6,120,271	4,230,259

Movements in bank borrowings is analysed as follows:

	RMB'000
For the six months ended 30 June 2008	
Opening amount 1 January 2008	**4,230,259**
Additions	**2,318,560**
Repayments	**(110,092)**
Exchange difference	**(318,456)**
Closing amount as at 30 June 2008	**6,120,271**
For the six months ended 30 June 2007 (Restated)	
Opening amount 1 January 2007	6,645,760
Additions	129,675
Repayments	(1,077,280)
Exchange difference	(449,394)
Closing amount as at 30 June 2007	5,248,761

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

8 BANK BORROWINGS *(Continued)*

The Group has the following undrawn borrowing facilities.

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
Floating rates – expiring within one year	**68,591**	119,795

9 DOMESTIC CORPORATE BONDS

	30 June 2008	31 December 2007
	RMB'000	*RMB'000* (Restated)
Non-current domestic corporate bonds	**1,778,069**	1,775,488

The bonds are for a ten-year period fully repayable by 12 June 2017, and bear interest at a fixed rate of 4.51% per annum. The bonds are guaranteed by Bank of China, Shanghai branch and in turn, China Shipping Group provided a counter-guarantee to Bank of China. The bonds have been listed on the interbank bond market in the PRC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

10 FINANCE LEASE OBLIGATIONS

	30 June 2008			31 December 2007		
	Minimum lease payments	**Finance charges**	**Net present value of minimum lease payments**	Minimum lease payments	Finance charges	Net present value of minimum lease payments
	RMB'000	***RMB'000***	***RMB'000***	*RMB'000*	*RMB'000*	*RMB'000*
				(Restated)	(Restated)	(Restated)
Finance lease obligations						
Within one year	**586,702**	**67,992**	**518,710**	624,080	80,819	543,261
In the second year	**579,739**	**53,021**	**526,718**	629,492	65,534	563,958
In the third to fifth year	**1,484,805**	**67,713**	**1,417,092**	1,668,749	95,620	1,573,129
After fifth year	**388,725**	**273**	**388,452**	629,083	2,701	626,382
	3,039,971	**188,999**	**2,850,972**	3,551,404	244,674	3,306,730
Less: within one year (current portion)	**(586,702)**	**(67,992)**	**(518,710)**	(624,080)	(80,819)	(543,261)
	2,453,269	**121,007**	**2,332,262**	2,927,324	163,855	2,763,469

11 TRADE PAYABLES

	30 June 2008	31 December 2007
	RMB'000	*RMB'000*
		(Restated)
Trade payables		
– Fellow subsidiaries	**1,000,776**	458,349
– Others	**3,473,347**	2,751,172
	4,474,123	3,209,521

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

11 TRADE PAYABLES *(Continued)*

The ageing analysis of trade payables is as follows:

	30 June 2008 *RMB'000*	31 December 2007 *RMB'000* (Restated)
1 to 3 months	**4,275,469**	3,131,696
4 to 6 months	**159,882**	77,825
7 to 9 months	**38,772**	–
	4,474,123	3,209,521

12 OPERATING PROFIT

The following items have been charged/(credited) to the operating profit during the period:

	Six months ended 30 June	
	2008 *RMB'000*	2007 *RMB'000* (Restated)
Cost of bunker consumed	**4,691,536**	3,383,427
Depreciation and amortisation	**590,717**	518,723
Operating lease rental	**1,846,266**	1,773,644
Net foreign exchange losses/(gains)	**276,096**	(11,058)
Fair value change of the liability relating to share appreciation rights *(Note)*	**(33,994)**	41,138
Net (gains)/losses on disposal of property, plant and equipment	**(18,850)**	5,025
(Reversal of)/provision for impairment of receivables	**(4,593)**	14,533
Net losses on the forward foreign exchange contracts	**4,214**	–
Net gains on de-recognition of container assets under finance leases and finance lease liabilities	–	(127,384)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

12 OPERATING PROFIT *(Continued)*

Note:

In accordance with the "Resolution Regarding Adoption and Approval of the H Share Share Appreciation Rights Scheme and Implementation Methods" passed at the Company's second Special General Meeting held on 12 October 2005, the Company implemented a H Share share appreciation rights scheme as appropriate incentive policy to its directors and employees. Under this scheme, which was adopted by the shareholders of the Company on 12 October 2005, and amended by the shareholders of the Company on 20 June 2006, 26 June 2007 and 26 June 2008, the H Share share appreciation rights (the "Rights") are granted in units with each unit representing one H Share. No shares will be issued under the share appreciation rights scheme. Upon exercise of the Rights, the grantee will receive a cash payment from the Company in RMB, subject to any applicable withholding tax, translated from the Hong Kong dollars ("HKD") amount equal to the number of units of Rights exercised multiplied by the appreciation, if any, in the market price of the Company's H Share, representing the market price in excess of the exercise price of the Rights, based on the applicable exchange rate between RMB and HKD at the date of the exercise.

Until the liability relating to the Rights is settled, the Group re-measures the fair value of the liability at each balance sheet date by using the Binomial option valuation models. Changes in fair value of the liability are recognised in the income statement.

13 OTHER (LOSSES)/GAINS, NET

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Net foreign exchange (losses)/gains	**(276,096)**	11,058
Net losses on the forward foreign exchange contracts	**(4,214)**	–
Net gains/(losses) on disposal of property, plant and equipment	**18,850**	(5,025)
Net gains on de-recognition of container assets under finance leases and finance lease liabilities	**–**	127,384
	(261,460)	133,417

14 OTHER INCOME

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Interest income	**242,110**	41,708
Information technology services fees	**–**	12,789
	242,110	54,497

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

15 FINANCE COSTS

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Interest expenses:		
– Bank loans	**155,525**	178,239
– Finance lease obligations	**79,246**	94,157
Total interest expenses	**234,771**	272,396
Less: amount capitalised in vessels under construction	**(107,845)**	(56,147)
	126,926	216,249

16 INCOME TAX EXPENSE

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Current income tax		
– Hong Kong profits tax *(note (i))*	**2,417**	–
– PRC enterprise income tax *(note (ii))*	**22,077**	15,440
Deferred taxation *(note (iii))*	**86,587**	197,911
	111,081	213,351

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

16 INCOME TAX EXPENSE *(Continued)*

Note:

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings. The tax rates of the Group's companies applied during the interim periods are set out below:

(i) Hong Kong profits tax

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profits for the six months ended 30 June 2008.

(ii) PRC enterprise income tax ("EIT")

The Company is a joint stock limited company under the Company Law of the PRC and is registered in the Pudong New District, Shanghai. The EIT rate for the six months ended 30 June 2007 applicable to the Company was 15% and its subsidiaries incorporated in the PRC were subject to EIT at rates ranging from 15% to 33%.

Effective from 1 January 2008, the Company and its subsidiaries incorporated in the PRC shall determine and pay the EIT in accordance with the Corporate Income Tax Law of the People's Republic of China (the "New EIT Law") as approved by the National People's Congress on 16 March 2007 and the Detailed Implementations Regulations of the Corporate Income Tax Law (the "DIR") as approved by the State Council on 6 December 2007. In accordance with the New EIT Law and DIR, the EIT rate applicable to the Company is 25% and the EIT rate applicable to subsidiaries of the Group incorporated in the PRC are reduced to 25% for those with original applicable EIT rates higher than 25%, or gradually increased to 25% in a 5-year period from 2008 to 2012 for those with original applicable EIT rates lower than 25%, where appropriate.

Pursuant to the relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has followed the previous practice of adopting a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

(iii) Deferred taxation

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of the overseas subsidiaries of the Company which are subject to PRC EIT and payable upon profit remittance to the Company.

17 DIVIDENDS

The directors do not recommend the payment of an interim dividend for the six months ended 30 June 2008.

At a board of directors meeting held on 8 August 2007, the directors of the Company proposed that part of the Group's distributable profits as at 30 June 2007, amounting to RMB3,316,500,000, be distributed as bonus shares each at par value to the existing shareholders of the Company at the close of business on 29 September 2007 on the basis of 5.5 bonus shares for every 10 existing shares owned by such shareholders. The remaining distributable profits as at 30 June 2007 would be distributed in the form of cash dividend. This dividend proposal was approved by the shareholders meeting on 29 September 2007.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

18 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period. The ordinary shares issued as bonus share in 2007 are included in the calculation of weighted average number of share from 1 January 2007. The earnings per share for the period ended 30 June 2007 has been adjusted retrospectively.

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Profit attributable to equity holders of the Company	**637,219**	1,161,017
Weighted average number of ordinary shares in issue (thousands)	**11,683,125**	9,346,500
Basic earnings per share (RMB per share)	**RMB0.05**	RMB0.12

Diluted earnings per share is same as the basic earnings per share, as the Company does not have any potential dilutive ordinary shares during the period ended 30 June 2008 (2007: Nil)

19 BUSINESS COMBINATIONS UNDER COMMON CONTROL

As mentioned in Notes 1 and 2.2 above, in May 2008, the Group acquired the Acquired Subsidiaries from China Shipping Group. The considerations for the acquisitions amounted to RMB37,012,587 which was paid in cash and was regarded as deemed distributions to China Shipping Group, an equity holder of the Company.

No significant adjustments were made to the net assets and net profit or loss of any entities or businesses as a result of the common control combination to achieve consistency of accounting policies.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

19 BUSINESS COMBINATIONS UNDER COMMON CONTROL *(Continued)*

The following is a reconciliation of the effect arising from the common control combination on the consolidated balance sheet as at 31 December 2007.

	The Group excluding the Acquired Subsidiaries (Restated)	Acquired Subsidiaries	Adjustments	Consolidated
	(Note 3)		*(Note)*	
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Investment in associated companies	54,932	–	(7,414)	47,518
Investment in joint controlled entity	32,959	–	(32,000)	959
Investment in a subsidiary of the Company	–	3,800	(3,800)	-
Other non-current assets	25,967,646	81,610		26,049,256
Current assets	21,422,307	46,513		21,468,820
Total assets	47,477,844	131,923		47,566,553
EQUITY				
Capital and reserves attributable to equity holders of the Company				
Share capital	11,683,125	70,000	(70,000)	11,683,125
Other reserves	18,354,353	–	23,400	18,377,753
Retained earnings				
– Proposed final dividends	467,325	-	–	467,325
– Others	2,379,557	16,623	(10,687)	2,385,493
Minority interests	1,927	-	14,073	16,000
Total equity	32,886,287	86,623		32,929,696
LIABILITIES				
Non-current liabilities	7,942,976	39,686		7,982,662
Current liabilities	6,648,581	5,614		6,654,195
Total liabilities	14,591,557	45,300		14,636,857
Total equity and liabilities	47,477,844	131,923		47,566,553

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

19 BUSINESS COMBINATIONS UNDER COMMON CONTROL *(Continued)*

Note:

The above adjustments represent adjustments to eliminate the share capital of the Acquired Subsidiaries against the investment cost and the relevant balances of associated companies and jointly controlled entities of the Group attributable to the Acquired Subsidiaries as at the 31 December 2007. The difference of approximately RMB23,400,000 was made to the other reserve in the consolidated financial statements.

20 COMMITMENTS

(a) *Capital commitments*

As at 30 June 2008 and 31 December 2007, the Group had the following significant capital commitments related to the purchase and construction of vessels, containers and other non-current assets which were not provided for in the balance sheets:

	30 June 2008 *RMB'000*	31 December 2007 *RMB'000* (Restated)
Contracted but not provided for:	**10,175,522**	10,451,693

(b) *Lease commitments*

As at 30 June 2008 and 31 December 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	30 June 2008 *RMB'000*	31 December 2007 *RMB'000* (Restated)
Land and Buildings:		
– Within one year	**25,869**	36,683
– In the second to fifth year	**43,737**	41,110
– After the fifth year	**34**	3,673
	69,640	81,466
Vessels chartered-in and containers under operating leases:		
– Within one year	**2,426,701**	2,734,286
– In the second to fifth year	**5,763,104**	6,000,668
– After the fifth year	**3,996,485**	3,884,338
	12,186,290	12,619,292
	12,255,930	12,700,758

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

21 CONTINGENT LIABILITIES

As at 30 June 2008 and 31 December 2007, the Group had no significant contingent liabilities.

22 SIGNIFICANT RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under China Shipping Group (incorporated in the PRC) and has extensive transactions and relationships with members of the China Shipping Group. China Shipping Group itself is a state-owned enterprise and is controlled by the PRC government. Neither of them produces financial statements for public use.

As the Group is controlled by China Shipping Group, it is considered to be indirectly controlled by the PRC government, which controls a substantial number of entities in the PRC. In accordance with HKAS 24 "Related Party Disclosure", state-owned enterprises and their subsidiaries, other than China Shipping Group and its subsidiaries, directly or indirectly controlled by the PRC government are also deemed as related parties of the Group ("other state-owned enterprises"). For purpose of related party transactions disclosure, the Group has in place procedures to assist the identification of the immediate ownership structure of its customers and suppliers as to whether they are state-owned enterprises. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Nevertheless, management believes that meaningful information relating to related-party transactions has been adequately disclosed.

Save as disclosed elsewhere in this unaudited condensed consolidated interim financial information, the Group had the following significant related party transactions entered into in the ordinary course of business between the Group and its related parties, including other state-owned enterprises, during the periods and balances arising from related party transactions for the six months ended 30 June 2008 and 2007.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(a) Significant transactions with related parties

	Six months ended 30 June	
	2008	2007
	RMB'000	*RMB'000*
		(Restated)
Transactions with fellow subsidiaries		
Income:		
Information technology services	–	12,789
Lease of containers	**3,290**	10,481
Liner services	**186,881**	838,563
Lease of vessels	**15,597**	14,961
Expenditure:		
Operating lease of containers	**216,284**	226,873
Lease of chassis	**14,716**	14,696
Lease of properties	**1,172**	2,106
Cargo and liner agency services	**325,080**	281,697
Container management services	**70,634**	368,441
Time charter services	–	204,157
Bareboat charter services	**25,715**	40,261
Ship repair services	**70,483**	23,284
Supply of fresh water, vessel fuel, lubricants, spare parts and other materials	**670,154**	387,278
Depot services	**25,005**	10,363
Information technology services	**5,432**	5,300
Provision of crew members	**15,160**	15,028
Loading and unloading services	**456,517**	463,545
Ground container transport costs	**63,055**	210,750
Purchase of containers	**207,968**	–
Purchase of vessels	**253,712**	–

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(a) Significant transactions with related parties (Continued)

	Six months ended 30 June 2008 RMB'000	2007 RMB'000 (Restated)
Transactions with other state-owned enterprises		
Income:		
Interest income from bank deposits	**128,020**	5,562
Expenditure:		
Port charges	**1,822,785**	1,712,641
Purchase of bunkers and spare parts	**675,748**	387,278
Interest expenses	**82,088**	109,887
Vessel maintenance costs	**98,785**	50,002
Others:		
Progress payment made on construction of vessels	**1,156,769**	222,520

(b) Balances with related parties

	30 June 2008 RMB'000	31 December 2007 RMB'000 (Restated)
Balances with fellow subsidiaries		
Trade receivables	**1,056,083**	2,092,008
Less: provisions	**(42,979)**	(57,877)
	1,013,104	2,034,131
Trade payables	**(1,000,776)**	(458,349)
Balances with China Shipping Group		
Dividends payable	**(223,820)**	–

These balances are unsecured and interest free.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION *(Continued)*

FOR THE SIX MONTHS ENDED 30 JUNE 2008

22 SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(b) Balances with related parties (Continued)

	30 June 2008 *RMB'000*	31 December 2007 *RMB'000* (Restated)
Balances with other state-owned enterprises		
Bank deposits *(note (i))*	**10,568,823**	14,961,493
Bank borrowings *(note (ii))*	**4,584,622**	2,775,748
Trade payables *(note (iii))*	**359,201**	247,911

Notes:

(i) Interest on bank deposits is at market rates ranging from 0.72% to 3.78% per annum (31 December 2007: from 0.72% to 3.78% per annum).

(ii) Interest on bank borrowings is at market rates ranging from approximately LIBOR plus 0.23% to LIBOR plus 0.55% per annum (31 December 2007: LIBOR plus 0.23% to LIBOR plus 0.375%).

(iii) These balances are unsecured and interest free.

(c) Key management compensation paid:

	Six months ended 30 June 2008 *RMB'000*	2007 *RMB'000* (Restated)
Salaries and other short-term employee benefits	**1,605**	1,216
Post employment benefits	**694**	712
	2,299	1,928

23 EVENTS AFTER THE BALANCE SHEET DATE

As announced by the Company on 6 August 2008, the Company entered into an agreement with China Shipping Group to acquire its 100% equity interest in China Shipping Terminal Development Co., Ltd. (the "CS Terminal"). The consideration payable for the said acquisition under the agreement is approximately RMB2.6 billion. Upon the completion of the acquisition, CS Terminal will become a wholly-owned subsidiary of the Company. The completion of this acquisition is conditional upon, inter alia, the Company's independent shareholders' approval.

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

22 重大有關連人士交易（續）

(b) 與有關連人士之結餘（續）

	二零零八年六月三十日 人民幣千元	二零零七年十二月三十一日 人民幣千元 （經重列）
與其他國有企業交易之結餘		
銀行存款（附註(i)）	**10,568,823**	14,961,493
銀行借款（附註(ii)）	**4,584,622**	2,775,748
應付貿易賬款（附註(iii)）	**359,201**	247,911

附註：

(i) 銀行存款之利息按市場之息率自每年0.72%至3.78%計息（二零零七年：0.72%至3.78%）。

(ii) 銀行借款按照市場利率結算，利率範圍介乎倫敦銀行同業拆息上浮0.23%至倫敦銀行同業拆息上浮0.55%之間（二零零七年：倫敦銀行同業拆息上浮0.23%至倫敦銀行同業拆息上浮0.375%之間）。

(iii) 該等結餘為無抵押及免息。

(c) 支付的主要管理人員酬金

	截至六月三十日止六個月 二零零八年 人民幣千元	截至六月三十日止六個月 二零零七年 人民幣千元 （經重列）
薪金及津貼	**1,605**	1,216
退休員工福利及其他福利	**694**	712
	2,299	1,928

23 結算日後事項

誠如本公司於二零零八年八月六日之公告，本公司與中國海運集團訂立協議，收購其所擁有的中海碼頭發展有限公司(「中海碼頭」)之全部股權。協議中所述收購之應付對價約為人民幣26億元，收購完成後，中海碼頭將成為本公司之全資附屬公司。該收購的完成取決於包括獲得公司獨立股東的批准等條件。

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

22 重大有關連人士交易*(續)*

(a) 與有關連人士之重大交易(續)

	截至六月三十日止六個月 二零零八年 *人民幣千元*	 二零零七年 *人民幣千元* (經重列)
與其他國有企業之交易		
收益：		
定期存款利息收入	**128,020**	5,562
支出：		
港口使用費	**1,822,785**	1,712,641
燃油與配件採購	**675,748**	387,278
利息支出	**82,088**	109,887
船舶維護成本	**98,785**	50,002
其他交易：		
所支付的船舶建造進度款	**1,156,769**	222,520

(b) 與有關連人士之結餘

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元* (經重列)
與同系附屬公司之結餘		
應收貿易賬款	**1,056,083**	2,092,008
減：撥備	**(42,979)**	(57,877)
	1,013,104	2,034,131
應付貿易賬款	**(1,000,776)**	(458,349)
與中國海運集團之結餘		
應付股利	**(223,820)**	–

該等結餘為無抵押及免息。

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

22 重大有關連人士交易（續）

(a) 與有關連人士之重大交易：

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	人民幣千元
		（經重列）
與有關連人士交易		
收益：		
資訊科技服務	–	12,789
集裝箱租賃	**3,290**	10,481
班輪服務	**186,881**	838,563
租船收入	**15,597**	14,961
支出：		
集裝箱租約	**216,284**	226,873
集裝箱底盤車租約	**14,716**	14,696
房屋租約	**1,172**	2,106
貨物及班輪代理服務	**325,080**	281,697
集裝箱管理服務	**70,634**	368,441
期租船舶服務	–	204,157
光租船舶服務	**25,715**	40,261
修船服務	**70,483**	23,284
供應水、船舶燃料、潤滑劑、零部件及其他物料	**670,154**	387,278
堆場服務	**25,005**	10,363
資訊科技服務	**5,432**	5,300
船員供應	**15,160**	15,028
裝卸服務	**456,517**	463,545
陸上集裝箱運輸成本	**63,055**	210,750
購買集裝箱	**207,968**	–
購買船舶	**253,712**	–

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

21 或然負債

於二零零八年六月三十日及二零零七年十二月三十一日，本集團並無重大或然負債。

22 重大有關連人士交易

本集團為隸屬於中國海運集團(註冊於中華人民共和國境內)旗下的眾多同系附屬公司之一，與其他同系附屬公司之間存在大量的交易和交互的關連關係。中國海運集團是一家國有企業，由中華人民共和國政府控制。上述中國海運集團及中華人民共和國政府並未編撰財務報表以用作公共用途。

本集團受控於中國海運集團，同時其間接受控於在中華人民共和國境內控制數量眾多企業的中華人民共和國政府。根據香港會計準則第24條「關連人士之披露」，除中國海運集團及其附屬公司之外直接或間接受控於中華人民共和國政府的國有企業及其附屬公司(「其他國有企業」)也被認為是本集團的關連人士。出於對重大關連方交易有相應披露的要求，本集團已經採取了一系列措施來確定與其有業務關連的客戶和供應商是否為國有企業。許多國有企業擁有較多層面的公司結構，並且企業控股權因受到企業轉讓和私有化的因素影響，使得企業的控股權時時變動。然而，本集團管理層認為有關其關連方交易的所有資訊已經被充分披露。

除已經於此未經審核簡明綜合中期財務資料中披露的關連方資訊之外，本集團與其有關連人士包括其他國有企業於截至二零零八年六月三十日止及二零零七年六月三十日期間日常交易及其餘額的總結如下所列示。

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

19 共同控制下的業務合併（續）

附註：

上述調整指為所收購附屬公司的股本抵銷投資成本以及截至二零零七十二月三十一日止歸屬於被收購附屬公司的本集團之聯營公司和共同控制實體投資的相關結餘而作出的調整。差異約人民幣23,400,000元撥入綜合財務報表的其他儲備一欄。

20 承擔

(a) 資本承擔

於二零零八年六月三十日及二零零七年十二月三十一日，本集團有以下與採購與建造船舶、集裝箱和其他非流動資產有關的重大資本承擔，但並未於資產負債表中作出撥備：

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元* （經重列）
已訂約但未撥備：	**10,175,522**	10,451,693

(b) 租賃承擔

於二零零八年六月三十日及二零零七年十二月三十一日，本集團就不可撤銷營運租賃之未來最低租賃付款總額如下：

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元* （經重列）
土地及房屋：		
－一年內	**25,869**	36,683
－第二年至第五年	**43,737**	41,110
－五年後	**34**	3,673
	69,640	81,466
營運租賃下租入之船舶及集裝箱：		
－一年內	**2,426,701**	2,734,286
－第二年至第五年	**5,763,104**	6,000,668
－五年後	**3,996,485**	3,884,338
	12,186,290	12,619,292
	12,255,930	12,700,758

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

19 共同控制下的業務合併（續）

於二零零七年十二月三十一日，綜合資產負債表上按共同控制合併就所收購附屬公司進行會計處理的調整表如下：

	本集團（未包括附屬公司）（經重列）（附註3）人民幣千元	所收購附屬公司 人民幣千元	調整（附註）人民幣千元	經合併 人民幣千元
資產				
聯營公司投資	54,932	–	(7,414)	47,518
共同控制實體投資	32,959	–	(32,000)	959
附屬公司權益	–	3,800	(3,800)	–
其他非流動資產	25,967,646	81,610		26,049,256
流動資產	21,422,307	46,513		21,468,820
總資產	47,477,844	131,923		47,566,553
權益				
本公司權益持有人應佔股本及儲備				
股本	11,683,125	70,000	(70,000)	11,683,125
其他儲備	18,354,353	–	23,400	18,377,753
未分配利潤				
－擬派末期股息	467,325	–	–	467,325
－其他	2,379,557	16,623	(10,687)	2,385,493
少數股東權益	1,927	–	14,073	16,000
總權益	32,886,287	86,623		32,929,696
負債				
非流動負債	7,942,976	39,686		7,982,662
流動負債	6,648,581	5,614		6,654,195
總負債	14,591,557	45,300		14,636,857
總權益及負債	47,477,844	131,923		47,566,553

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

18 每股盈利

每股基本盈利是按本公司權益持有人應佔利潤除以年內已發行普通股的加權平均股數計算的。自二零零七年一月一日起，作為股票股利發行的普通股已包括在加權平均股數中計算。截至二零零七年六月三十日止期間的每股盈利已作追溯調整。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
本公司權益持有人應佔利潤	**637,219**	1,161,017
已發行普通股股數(千股)	**11,683,125**	9,346,500
每股基本盈利(人民幣元每股)	**人民幣0.05元**	人民幣0.12元

截至二零零八年六月三十日止期間本公司無任何可攤薄潛在普通股(二零零七年：無)，故每股攤薄盈利等同於每股基本盈利。

19 共同控制下的業務合併

如附註1及附註2.2所述，於二零零八年五月，本集團向中國海運集團收購被收購附屬公司。該收購之應付代價總額為人民幣37,012,587元，其以現金支付並視同向中國海運集團，本公司之權益擁有人的分派。

本集團並無因進行共同控制合併後為使會計政策一致而對任何實體或業務的淨資產及淨利潤作出其他重大調整。

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

16 所得税費用*(續)*

附註：

中期財務資料中的所得税系根據預計全年利潤適用的所得税率計提。本集團之各公司於本期間適用的税率如下所列示：

(i) 香港利得税

香港利得税已就截至二零零八年六月三十日止六個月估計應課税利潤按税率16.5%提取準備(二零零七年：17.5%)。

(ii) 中國企業所得税(「企業所得税」)

本公司為根據中國公司法註冊在上海浦東新區的股份有限公司。根據相關的政策法規，截至二零零七年六月三十日止六個月，本公司企業所得税的税率為15%。本公司在中國境內註冊成立的附屬公司按15%－33%的税率繳企業所得税。

自二零零八年一月一日起，本公司及其在中國註冊成立的附屬公司要按照二零零七年三月十六日全國人大批准的中華人民共和國企業所得税法(「新企業所得税法」)及二零零七年十二月六日國務院批准的企業所得税法實施細則(「實施細則」)，計算繳納企業所得税。依照新企業所得税法及實施細則，本公司適用的企業所得税率為25%，在中國註冊成立的本集團之附屬公司如原先適用的企業所得税税率高於25%，則下調為25%；如原先適用的企業所得税税率低於25%，則在二零零八年至二零一二年的五年內，逐步上調至25%。

根據企業所得税的有關規定，中國企業通過其全資境外機構取得的來源於中國境外的所得應當繳納企業所得税。本公司取得相關税務機關的批准，對本公司海外附屬公司的利潤依照慣例均按16.5%的固定税率繳納企業所得税。

(iii) 遞延税項

遞延税項主要為以16.5%固定比率計提的本公司海外附屬公司利潤之企業所得税。該等遞延税項將於本公司海外附屬公司將利潤分回時支付。

17 股息

截至二零零八年六月三十日止六個月，本公司董事並無提議派發中期股息。

於二零零七年八月八日召開的董事會上，本公司董事提議在本集團截至二零零七年六月三十日的可供分配利潤中，部份按面值以股票股利的方式向二零零七年九月二十九日營業日時間結束時本公司之股東進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後，剩餘的可供分配利潤以現金股利方式派發。該等特別紅股的提議已由二零零七年九月二十九日召開的股東大會批准。

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

15 融資成本

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
利息支出:		
一銀行貸款	**155,525**	178,239
一應付融資租賃款項	**79,246**	94,157
利息支出總額	**234,771**	272,396
減:在建中船舶予以資本化之金額	**(107,845)**	(56,147)
	126,926	216,249

16 所得税費用

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
即期所得税		
一香港利得税*(附註(i))*	**2,417**	–
一中國企業所得税*(附註(ii))*	**22,077**	15,440
遞延税項*(附註(iii))*	**86,587**	197,911
	111,081	213,351

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

12 營運利潤*(續)*

附註：

根據在二零零五年十月十二日公司第二次臨時股東大會通過的《關於採納並通過<H股股票增值權計劃>及其實施辦法的議案》，公司實施H股股票增值權計劃作為適當的激勵機制。在此計劃(於二零零五年十月十二日由公司股東採納並於二零零六年六月二十日，二零零七年六月二十六日及二零零八年六月二十六日由公司股東修訂)下，股票增值權(「增值權」)分為單位授出，每單位對應1股本公司H股。在股份增值權計劃下本公司毋須發行股份。行使增值權時，被授予人於扣除任何預扣税後，將以人民幣現金從本公司獲取相當於所行使增值權數目乘以本公司H股市價超出增值權行使價的升值額(如有)的款項 並根據當時人民幣與港元的適用匯率轉換成人民幣。

在負債結算以前，本集團於每一個報告日，根據二項式定價模型，對於負債的公允價值進行重新計量。公允價值的任何變動於損益表中確認。

13 其他(虧損)／收益，淨額

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
外匯淨(虧損)／收益	**(276,096)**	11,058
遠期外匯合約淨虧損，淨額	**(4,214)**	–
處置物業、機器及設備的淨收益／(虧損)	**18,850**	(5,025)
終止確認融資租賃集裝箱資產及應付融資租賃款項之淨收益	**–**	127,384
	(261,460)	133,417

14 其他收入

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
利息收入	**242,110**	41,708
諮詢科技服務收益	**–**	12,789
	242,110	54,497

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

11 應付貿易賬款(續)

應付貿易賬款之賬齡分析如下:

	二零零八年 六月三十日 人民幣千元	二零零七年 十二月三十一日 人民幣千元 (經重列)
一個月至三個月	**4,275,469**	3,131,696
四個月至六個月	**159,882**	77,825
七個月至九個月	**38,772**	—
	4,474,123	3,209,521

12 營運利潤

下列項目已於本期間在經營利潤中扣除/(轉回):

	截至六月三十日止六個月 二零零八年 人民幣千元	二零零七年 人民幣千元 (經重列)
燃油消耗成本	**4,691,536**	3,383,427
折舊及攤銷	**590,717**	518,723
經營租賃租金成本	**1,846,266**	1,773,644
外匯淨虧損/(收益)	**276,096**	(11,058)
應付股票增值權費用的公允價值變動(*附註*)	**(33,994)**	41,138
處置物業、機器及設備的淨(收益)/虧損	**(18,850)**	5,025
應收款減值(轉回)/撥備	**(4,593)**	14,533
遠期外匯合約淨虧損,淨額	**4,214**	—
終止確認融資租賃集裝箱資產及應付融資租賃款項之收益	**—**	(127,384)

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

10 應付融資租賃款項

	二零零八年六月三十日			二零零七年十二月三十一日		
	最低租賃付款額	財務支出	最低租賃付款額之現值淨額	最低租賃付款額	財務支出	最低租賃付款額之現值淨額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元 (經重列)	人民幣千元 (經重列)	人民幣千元 (經重列)
應付融資租賃款項						
一年內	**586,702**	**67,992**	**518,710**	624,080	80,819	543,261
第二年	**579,739**	**53,021**	**526,718**	629,492	65,534	563,958
第三年至第五年	**1,484,805**	**67,713**	**1,417,092**	1,668,749	95,620	1,573,129
五年後	**388,725**	**273**	**388,452**	629,083	2,701	626,382
	3,039,971	**188,999**	**2,850,972**	3,551,404	244,674	3,306,730
減:一年內(即期部份)	**(586,702)**	**(67,992)**	**(518,710)**	(624,080)	(80,819)	(543,261)
	2,453,269	**121,007**	**2,332,262**	2,927,324	163,855	2,763,469

11 應付貿易賬款

	二零零八年六月三十日 人民幣千元	二零零七年十二月三十一日 人民幣千元 (經重列)
應付貿易賬款		
一同系附屬公司	**1,000,776**	458,349
一其他	**3,473,347**	2,751,172
	4,474,123	3,209,521

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

8 銀行貸款（續）

本集團有如下尚未使用的信貸額度：

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元*
浮動利率－一年內到期	**68,591**	119,795

9 國內公司債券

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元* （經重列）
長期國內公司債券	**1,778,069**	1,775,488

該債券於二零一七年六月十二日兑付本金，債券之固定年息率為4.51%。該債券由中國銀行上海分行提供擔保，同時由中國海運集團對中國銀行提供反擔保。該債券已經在中國內地銀行間債券市場上市。

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

8 銀行貸款（續）

銀行貸款付款期限如下：

	二零零八年六月三十日 人民幣千元	二零零七年十二月三十一日 人民幣千元 （經重列）
一年內	**2,795,677**	958,266
第二年	**2,491,133**	2,273,094
第三年至第五年	**373,078**	467,757
五年後	**460,383**	531,142
	6,120,271	4,230,259

銀行貸款變動如下：

	人民幣千元
截至二零零八年六月三十日止六個月	
二零零八年一月一日期初結餘	**4,230,259**
銀行貸款之增加	**2,318,560**
銀行貸款之償還	**(110,092)**
匯兌差額	**(318,456)**
二零零八年六月三十日期末結餘	**6,120,271**
截至二零零七年六月三十日止六個月（經重列）	
二零零七年一月一日期初結餘	6,645,760
銀行貸款之增加	129,675
銀行貸款之償還	(1,077,280)
匯兌差額	(449,394)
二零零七年六月三十日期末結餘	5,248,761

未經審核簡明綜合中期財務資料附註（續）

截至二零零八年六月三十日止六個月

7 股本

	股份數目 *（千計）*	A股 （二零零七年： 內資股） （每股人民幣一元） *人民幣千元*	H股 （每股人民幣一元） *人民幣千元*	總計 *人民幣千元*
於二零零八年一月一日及六月三十日	**11,683,125**	**7,932,125**	**3,751,000**	**11,683,125**
於二零零七年一月一日及六月三十日	6,030,000	3,610,000	2,420,000	6,030,000

於二零零八年六月三十日，所有已發行股份均已註冊並且全數繳足，每股人民幣1元，共為11,683,125,000股（二零零七年：6,030,000,000股），包括7,932,125,000股A股和3,751,000,000股H股（二零零七年：3,610,000,000股內資股和2,420,000,000股H股）。除H股的持有人將會獲得以人民幣宣佈但以港幣支付的股息外，所有H股和A股（以及二零零七年的內資股）均享有完全相等之權利。

8 銀行貸款

	二零零八年 六月三十日 *人民幣千元*	二零零七年 十二月三十一日 *人民幣千元* （經重列）
非流動	**3,324,594**	3,271,993
流動	**2,795,677**	958,266
總貸款	**6,120,271**	4,230,259
代表：		
無抵押	**4,898,986**	1,454,511
有抵押	**1,221,285**	2,775,748
	6,120,271	4,230,259

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

6 應收貿易賬款及票據

	二零零八年 六月三十日 人民幣千元	二零零七年 十二月三十一日 人民幣千元 (經重列)
應收貿易賬款		
—同系附屬公司	**1,013,104**	2,034,131
—其他	**2,058,509**	1,807,546
	3,071,613	3,841,677
應收票據	**239,563**	218,218
	3,311,176	4,059,895

應收貿易賬款及票據之賬齡分析如下：

	二零零八年 六月三十日 人民幣千元	二零零七年 十二月三十一日 人民幣千元 (經重列)
一個月至三個月	**3,001,501**	3,335,540
四個月至六個月	**113,341**	581,023
七個月至九個月	**115,309**	244,239
十個月至十二個月	**29,033**	4,265
一年以上	**161,381**	8,810
	3,420,565	4,173,877
減：應收賬款減值撥備	**(109,389)**	(113,982)
	3,311,176	4,059,895

具有良好付款記錄之客戶授予介乎三個月之內之信貸期。

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

5 物業、機器及設備以及土地使用權

	物業、機器及設備 人民幣千元	土地使用權 人民幣千元	總計 人民幣千元
截至二零零八年六月三十日止期間			
二零零八年一月一日期初賬面淨值	**25,962,037**	**87,219**	**26,049,256**
增添	**4,713,826**	**–**	**4,713,826**
處置	**(181,841)**	**–**	**(181,841)**
折舊及攤銷	**(589,781)**	**(936)**	**(590,717)**
匯兑差額	**(606,904)**	**–**	**(606,904)**
二零零八年六月三十日期末賬面淨值	**29,297,337**	**86,283**	**29,383,620**
截至二零零七年六月三十日止期間(經重列)			
二零零七年一月一日期初賬面淨值	23,463,851	13,356	23,477,207
增添	1,054,504	76,119	1,130,623
終止確認融資租賃集裝箱	(830,301)	–	(830,301)
處置	(5,685)	–	(5,685)
折舊及攤銷	(517,798)	(925)	(518,723)
匯兑差額	(152,090)	–	(152,090)
二零零七年六月三十日期末賬面淨值	23,012,481	88,550	23,101,031

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

4 收益及分部資料*(續)*

主要呈報格式－業務分部

本集團業務分為兩個主要業務類別：班輪及租船。本集團業務以提供班輪服務為主，租船業務之規模不足以作獨立呈報。

次要呈報格式－地區分部

本集團之班輪及租船業務遍及全球。收益來自全球主要航線包括太平洋、歐洲／地中海、亞太、中國國內及其他。

董事認為，基於本集團之業務性質，就香港會計準則第14號「分部申報」之定義而言，按特定地區分部劃分本集團之資產不具意義。因此，只有收益呈報地區分部資料。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
太平洋航線	**5,658,779**	6,807,831
歐洲／地中海航線	**5,975,410**	5,394,245
亞太航線	**2,822,229**	2,387,675
中國國內航線	**2,740,778**	1,885,425
其他航線	**1,033,895**	913,747
	18,231,091	17,388,923

未經審核簡明綜合中期財務資料附註*(續)*

截至二零零八年六月三十日止六個月

3 重要會計政策*(續)*

以下二零零八年一月一日已公佈但仍未生效而本集團亦無提早採納的準則、修訂及詮釋：

- 香港會計準則1(經修訂)「財務報表的呈報」，由二零零九年一月一日起生效。
- 香港會計準則23(經修訂)「借貸成本」，由二零零九年一月一日起生效。
- 香港會計準則32(修訂本)「金融工具：呈列」以及相應修訂的香港會計準則1「財務報表的呈報」，由二零零九年一月一日起生效。
- 香港財務準則2(修訂本)「以股份為基礎之支付」，由二零零九年一月一日起生效。
- 香港財務準則3(經修訂)「企業合併」以及相應修訂的香港會計準則27「綜合及獨立財務報表」、香港會計準則28「聯營公司投資」、香港會計準則31「於合營公司的權益」，適用於企業合併的收購日期是在二零零九年七月一日或以後開始的首個年度報告期間或以後。
- 香港財務準則8「營運分部」，由二零零九年一月一日起生效。香港財務準則8取代了香港會計準則14「分部報告」。此項新準則要求採用「管理方法」，即分部資料須按照與內部報告所採用的相同基準呈報。
- 香港(國際財務報告詮釋委員會)－詮釋13「客戶忠誠度計劃」，於二零零八年七月一日或之後開始的會計期間生效。

4 收益及分部資料

收益指來自班輪及租船服務之總收益(扣除折扣(如適用))。

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
		(經重列)
收益		
班輪	**18,051,123**	17,367,887
租船	**179,968**	21,036
	18,231,091	17,388,923

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

3 重要會計政策(續)

本公司在聯交所及上海證券交易所掛牌上市。本公司董事認為採用上述新的會計政策可以將根據中國公認會計準則編制的財務報表與根據香港財務準則編制的財務報表之間的差異減至最小,並且能夠為中國及境外的財務報表使用者提供更可比及相關的資訊。對此會計政策變更影響已按照香港會計準則8「會計政策,會計估計變更及差錯」進行了追溯調整,且未經審核簡明綜合中期財務資料中包含的截至二零零七年六月三十日止六個月期間的財務資料亦已按照該準則要求進行了重列。

上述會計政策變更對簡明綜合財務資料的影響如下:

	二零零八年六月三十日	二零零七年十二月三十一日	二零零七年一月一日
	人民幣千元	*人民幣千元*	*人民幣千元*
商譽的減少	**(56,956)**	(56,956)	(46,427)
股東權益的減少	**(56,956)**	(56,956)	(46,427)

上述會計政策的變更對收益表和本集團每股基本及攤薄盈利沒有影響。

中期財務資料中的所得税系根據預計全年利潤適用的所得稅率計提。

以下對已公佈準則的詮釋必須在二零零八年一月一日或之後開始的會計期間採納:

本集團於二零零七年提早採納的詮釋:

- 香港(國際財務報告詮釋委員會)-詮釋11「香港財務準則2-集團及庫存股份交易」

與本集團的營運無關:

- 香港(國際財務報告詮釋委員會)-詮釋12「服務特許權的安排」
- 香港(國際財務報告詮釋委員會)-詮釋14「香港會計準則19-界定福利資產限額、最低資金要求及兩者相互關係」

未經審核簡明綜合中期財務資料附註(續)

截至二零零八年六月三十日止六個月

2 編制基準

2.2 採納合併會計

本集團及其被收購附屬公司同受中國海運集團控制,因此,本集團按照香港會計師公會發出的香港會計指引第5號「共同控制下業務合併的合併會計處理」內所述的合併會計原則對本期間內收購的被收購附屬公司之股權進行會計處理,猶如業務合併已於二零零七年一月一日,即最早呈列的會計期間的期初內進行。

因此,本未經審核簡明綜合中期財務資料包含了本集團及其被收購附屬公司之財務資料,猶如其已於最早呈列的會計期間的期初已經合併一般。本集團及其被收購附屬公司的資產淨值乃按控制方的現有賬面值進行合併。在共同控制合併時並無就商譽或於被收購附屬公司的可識別資產、負債及或然負債的公允淨值高出收購成本的部份確認任何金額。未經審核簡明綜合收益表包括自二零零七年一月一日,即最早呈列日期起(與共同控制合併的日期無關)本集團及其被收購附屬公司的業績。

3 重要會計政策

除下列所述外,本簡明綜合財務資料所採用之會計政策與截至二零零七年十二月三十一日止年度之財務報表所採用的會計政策一致。

以前年度,本集團採用香港財務準則3「企業合併」對共同控制下的業務合併進行會計處理,截至二零零七年十二月三十一日,相應確認約人民幣46,427,000元的商譽。於本期間,本集團決定變更共同控制下業務合併的會計政策,按照附註2.2所述的香港會計師公會發出的香港會計指引第5號「共同控制下業務合併的合併會計處理」內所述的合併會計。

以前年度,本集團應用了一項政策,將其與少數股東進行的交易視作與本集團以外的人士進行的交易。截至二零零七年十二月三十一日,自少數股東之購買所產生的商譽約為人民幣10,529,000元,其為已付代價與所收購附屬公司資產淨值相關份額之間的差額。於本期間,本集團決定變更與少數股東交易的會計政策,將其與少數股東進行的交易視作與本集團權益擁有人進行的交易,該會計政策在香港財務準則下適用。倘向少數權益股東收購股權,已付代價與附屬公司資產淨值相關份額之間的差額在股東權益抵減。

未經審核簡明綜合中期財務資料附註

截至二零零八年六月三十日止六個月

1 一般資料

中海集裝箱運輸股份有限公司(「本公司」)以及其附屬公司(以下合稱「本集團」)主要業務為擁有、租賃及營運集裝箱船舶以提供國際及國內集裝箱航運服務。

本公司於一九九七年八月二十八日根據中華人民共和國(「中國」)公司法在中國成立為一家有限責任公司。於二零零四年三月三日,本公司根據中國公司法改制為股份有限公司。於二零零四年六月,本公司公開發行2,420,000,000股海外公眾股(H股),自二零零四年六月十六日起在香港證券交易所有限公司主板(「聯交所」)掛牌上市。於二零零七年十二月,本公司公開發行2,336,625,000股國內公眾股(A股),自二零零七年十二月十二日起在上海證券交易所掛牌上市。

於二零零八年五月,本集團向中國海運(集團)總公司(「中國海運集團」)之附屬公司收購了中海(洋浦)冷藏儲運有限公司(「洋浦冷藏」,本集團當時的一間聯營公司)之60%股權及上海中海洋山國際集裝箱儲運有限公司(「洋山國際」,本集團當時的一間共同控制實體)之25%股權。洋浦冷藏及洋山國際統稱為「被收購附屬公司」(附註2.2及附註19)。

本公司的註冊地址為中國上海市浦東新區福山路450號27樓。

本未經審核簡明綜合中期財務資料以人民幣千元列報(除非另有説明)。本未經審核簡明綜合中期財務資料已經由本公司董事會在二零零八年八月二十六日批准刊發。

2 編制基準

2.1 編制基準

本未經審核簡明綜合中期財務資料是根據香港會計準則第34號(「中期財務報告」)編制。

本簡明綜合中期財務資料應與本公司根據香港財務報告準則(「香港財務準則」)編制的截至二零零七年十二月三十一日止年度的財務報表一並閱讀。

未經審核簡明綜合中期現金流量表

截至二零零八年六月三十日止六個月

	截至六月三十日止六個月	
	二零零八年	二零零七年
	人民幣千元	*人民幣千元*
	(未經審核)	(經重列)
營運活動產生的淨現金	**2,113,009**	1,155,783
投資活動產生的淨現金	**(4,255,715)**	(1,032,108)
融資活動產生的淨現金	**1,460,377**	797,951
現金及現金等價物淨(減少)/增加	**(682,329)**	921,626
期初現金及現金等價物	**16,329,745**	2,982,944
期末現金及現金等價物	**15,647,416**	3,904,570

第19至40頁的附註為未經審核簡明綜合中期財務資料的整體部份。

未經審核簡明綜合中期權益變動表

截至二零零八年六月三十日止六個月

	本公司權益持有人應佔				少數股東	
	股本	其他儲備	未分配利潤	總計	權益	總權益
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
			(未經審核)			
二零零七年一月一日結餘						
如前呈列	6,030,000	5,998,515	4,504,726	16,533,241	42,964	16,576,205
調整	–	(23,027)	5,138	(17,889)	3,462	(14,427)
經重列	6,030,000	5,975,488	4,509,864	16,515,352	46,426	16,561,778
外幣報表匯兑差額	–	(142,613)	–	(142,613)	–	(142,613)
本期利潤	–	–	1,161,017	1,161,017	–	1,161,017
二零零六年股息	–	–	(241,200)	(241,200)	–	(241,200)
二零零七年六月三十日結餘	6,030,000	5,832,875	5,429,681	17,292,556	46,426	17,338,982
二零零八年一月一日結餘						
如前呈列	**11,683,125**	**18,411,309**	**2,846,882**	**32,941,316**	**1,927**	**32,943,243**
調整	**–**	**(33,556)**	**5,936**	**(27,620)**	**14,073**	**(13,547)**
經重列	**11,683,125**	**18,377,753**	**2,852,818**	**32,913,696**	**16,000**	**32,929,696**
外幣報表匯兑差額	**–**	**(124,052)**	**–**	**(124,052)**	**–**	**(124,052)**
本期利潤	**–**	**–**	**637,219**	**637,219**	**–**	**637,219**
共同控制下業務合併之視同分派 *(附註19)*	**–**	**(37,013)**	**–**	**(37,013)**	**–**	**(37,013)**
二零零七年股息	**–**	**–**	**(467,325)**	**(467,325)**	**–**	**(467,325)**
二零零八年六月三十日結餘	**11,683,125**	**18,216,688**	**3,022,712**	**32,922,525**	**16,000**	**32,938,525**

第19至40頁的附註為未經審核簡明綜合中期財務資料的整體部份。

未經審核簡明綜合中期收益表

截至二零零八年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零八年 人民幣千元 (未經審核)	 二零零七年 人民幣千元 (經重列)
收益	4	**18,231,091**	17,388,923
服務成本		**(17,097,196)**	(15,615,524)
毛利		**1,133,895**	1,773,399
其他(虧損)／收益，淨額	13	**(261,460)**	133,417
其他收入	14	**242,110**	54,497
分銷、行政及一般開支		**(235,813)**	(372,655)
營運利潤	12	**878,732**	1,588,658
融資成本	15	**(126,926)**	(216,249)
應佔聯營公司(虧損)／利潤		**(3,974)**	1,959
應佔共同控制實體利潤		**468**	–
除所得税前利潤		**748,300**	1,374,368
所得税	16	**(111,081)**	(213,351)
本期利潤		**637,219**	1,161,017
應佔：			
本公司權益持有人		**637,219**	1,161,017
股息	17	**–**	3,316,500
本公司權益持有人應佔利潤的每股盈利 (以每股人民幣元計)			
一基本	18	**人民幣0.05元**	人民幣0.12元
一攤薄	18	**人民幣0.05元**	人民幣0.12元

第19至40頁的附註為未經審核簡明綜合中期財務資料的整體部份。

未經審核簡明綜合中期資產負債表(續)

於二零零八年六月三十日

	附註	二零零八年 六月三十日 人民幣千元 (未經審核)	二零零七年 十二月三十一日 人民幣千元 (經重列)
負債			
非流動負債			
銀行貸款	8	**3,324,594**	3,271,993
國內公司債券	9	**1,778,069**	1,775,488
應付融資租賃款項	10	**2,332,262**	2,763,469
遞延税項負債		**258,299**	171,712
非流動負債合計		**7,693,224**	7,982,662
流動負債			
應付貿易賬款	11	**4,474,123**	3,209,521
應計費用及其他應付賬款		**535,026**	671,131
銀行貸款	8	**2,795,677**	958,266
應付融資租賃款項－即期部份	10	**518,710**	543,261
應付股利		**467,325**	—
應交所得税項		**212,931**	1,240,158
撥備		**25,000**	25,000
衍生金融工具		**—**	6,858
流動負債合計		**9,028,792**	6,654,195
總負債		**16,722,016**	14,636,857
總權益及負債		**49,660,541**	47,566,553
流動資產淨值		**11,203,158**	14,814,625
總資產減流動負債		**40,631,749**	40,912,358

第19至40頁的附註為未經審核簡明綜合中期財務資料的整體部份。

未經審核簡明綜合中期資產負債表

於二零零八年六月三十日

	附註	二零零八年 六月三十日 人民幣千元 (未經審核)	二零零七年 十二月三十一日 人民幣千元 (經重列)
資產			
非流動資產			
物業、機器及設備	5	**29,297,337**	25,962,037
土地使用權	5	**86,283**	87,219
聯營公司投資		**43,544**	47,518
共同控制實體投資		**1,427**	959
非流動資產合計		**29,428,591**	26,097,733
流動資產			
存貨		**938,055**	905,740
應收貿易賬款及票據	6	**3,311,176**	4,059,895
預付賬款及其他應收款		**335,303**	151,746
衍生金融工具		**–**	21,694
現金及現金等價物		**15,647,416**	16,329,745
流動資產合計		**20,231,950**	21,468,820
總資產		**49,660,541**	47,566,553
權益			
本公司權益持有人應佔股本及儲備			
股本	7	**11,683,125**	11,683,125
其他儲備		**18,216,688**	18,377,753
未分配利潤			
一擬派末期股息		**–**	467,325
一其他		**3,022,712**	2,385,493
		32,922,525	32,913,696
少數股東權益		**16,000**	16,000
總權益		**32,938,525**	32,929,696

審核委員會

本公司審核委員會由兩名獨立非執行董事沈康辰先生及汪宗熙先生，以及非執行董事王大雄先生組成。審核委員會已審閱本公司報告期內的未經審核簡明綜合中期財務資料，並同意本公司所採納的會計處理方法。

聯交所證券上市規則(《上市規則》)附錄十四所載的《企業管治常規守則》(《管治守則》)

董事會欣然確認，概無董事知悉有任何資料合理地顯示，本集團於本期間內任何時候內未有遵守《管治守則》的守則條文。

證券交易

本公司就董事及監事的證券交易，已經採納一套不低於上市規則附錄十所載的《上市發行人董事進行證券交易的標準守則》(《標準守則》)作為董事及監事的標準行為守則。在向所有董事及監事作出特定查詢後，本公司確認其董事及監事已遵守標準守則規定有關董事及監事證券交易的標準。

信息披露

本報告將被寄發至股東並將於聯交所網站及本公司網站 (http://www.cscl.com.cn) 登載。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中國上海，二零零八年八月二十六日

除上文披露者外，截至二零零八年六月三十日，就本公司董事或最高行政人員所知，概無其他人士(董事、監事或最高行政人員除外)於本公司股份或相關股份中擁有根據《證券及期貨條例》第XV部份第2及3分部的規定須向本公司及聯交所披露的權益或淡倉，或根據《證券及期貨條例》第336條須登記在本公司所存置登記冊的權益或淡倉。

購買、出售或贖回股份

本期間本公司並無贖回任何股份。本公司或其任何附屬公司於同期內並無購買或出售本公司任何股份。

股息

截至二零零八年六月三十日止六個月，董事會並無建議派付中期股息(二零零七年：無)。

本集團截至二零零七年六月三十日的可供分配利潤中，部份按面值已經以股票股利的方式向二零零七年九月二十九日營業日時間結束時本公司之股東進行分配，利潤分配數額為人民幣3,316,500,000元，即每10股分配5.5股紅股。本集團截至二零零七年六月三十日的可供分配利潤扣除上述分配之後，剩餘的可供分配利潤也已經以現金股利方式派發給二零零七年十二月十一日營業時間結束時本公司在冊H股股東。

對於附屬公司及聯營公司的重大收購及出售

本集團於二零零八年五月收購上海中海洋山國際集裝箱儲運有限公司之25%股權及中海(洋浦)冷藏儲運有限公司之60%股權。該收購之應付代價總額約為人民幣37,012,587元。

僱佣、培訓及發展

截止二零零八年六月三十日，本集團共有僱員3,708人，較二零零七年十二月三十一日增加185人，於本期間總開支約為人民幣440,246,000元。另外，本集團與多間中國海運(集團)總公司的附屬公司訂有合約，它們向本集團提供合共約3,402名船員，主要用於自有及光租船舶上。

本集團的員工酬金包括基本薪酬、其他津貼及表現花紅。本集團為其員工採納一項表現掛鈎花紅計劃。該計劃專為將本集團員工的財務利益與若干業務表現指標掛鈎。該等指標可能包括但不限於本集團的目標利潤。

本集團員工的表現掛鈎花紅計劃細則各不相同。本集團現分別對其各附屬公司設定須達到的若干表現指標，並按當地情況制定本身的詳細表現酬金政策。

其他持有須申報權益的股東的持股情況

截至二零零八年六月三十日，就本公司董事或最高行政人員所知，下列人士(董事、監事或最高行政人員除外)於本公司股份或相關股份中擁有根據《證券及期貨條例》第XV部份第2及3分部的規定須向本公司披露的權益或淡倉，或根據《證券及期貨條例》第336條登記在本公司所存置登記冊的權益或淡倉：

股東名稱	股份類別	所持股份／相關股份數目	身份	佔有關股本類別百分比	佔股本總數百分比
中國海運(集團)總公司	A股	5,595,500,000 (好倉)	實益擁有人	70.54%	47.89%
JPMorgan Chase & Co.	H股	123,865,378 (好倉)	實益擁有人	3.30%	1.06%
		230,040,000 (好倉)	投資經理	6.13%	1.97%
		294,537,905 (好倉)	託管	7.85%	2.52%
		90,497,346 (淡倉)	實益擁有人	2.41%	0.77%
		294,537,905 (可借出股份)	－	7.85%	2.52%
Hutchison International Limited	H股	374,724,900 (好倉)	實益擁有人	9.99%	3.21%
UBS AG	H股	102,196,320 (好倉)	實益擁有人	2.72%	0.87%
		66,736,162 (好倉)	擁有保證權益之人士	1.78%	0.57%
		29,774,000 (好倉)	受控制公司之權益	0.79%	0.25%
		5,079,290 (淡倉)	實益擁有人	0.14%	0.04%
		28,440,000 (淡倉)	受控制公司之權益	0.76%	0.24%

董事、監事及最高行政人員的股份權益

一些董事及監事根據公司股東於二零零五年十月十二日採納並於二零零六年六月二十日、二零零七年六月二十六日和二零零八年六月二十六日修訂之增值權計劃(「增值權計劃」)獲授H股增值權。增值權計劃詳情載於本公司致股東日期為二零零五年八月二十六日之通函且修改的增值權計劃已提交至二零零六年六月二十日、二零零七年六月二十六日及二零零八年六月二十六日之股東週年大會。

截至二零零八年六月三十日,該等董事,監事及最高行政人員於本公司相關H股之權益如下:

姓名	所涉及相關H股數目	持有相關H股之身份	佔H股百分比數字
董事			
李紹德	3,382,100	實益擁有人	0.090%(好倉)
張國發	2,218,050	實益擁有人	0.059%(好倉)
黃小文	3,334,050	實益擁有人	0.089%(好倉)
趙宏舟	2,604,000	實益擁有人	0.069%(好倉)
馬澤華	1,520,550	實益擁有人	0.040%(好倉)
張建華	1,240,000	實益擁有人	0.033%(好倉)
王大雄	1,240,000	實益擁有人	0.033%(好倉)
徐輝	1,085,000	實益擁有人	0.029%(好倉)
林建清	525,450	實益擁有人	0.014%(好倉)
監事			
陳德誠	948,600	實益擁有人	0.025%(好倉)
姚國建	2,480,000	實益擁有人	0.066%(好倉)
王修平	1,395,000	實益擁有人	0.037%(好倉)
寇來起	156,550	實益擁有人	0.004%(好倉)

除上文披露者外,截至二零零八年六月三十日,董事、監事、最高行政人員或其聯繫人士概無(根據《證券及期貨條例》第XV部第7及8分部須知會本公司和聯交所)於本公司或其關聯法團(定義見《證券及期貨條例》第XV部)中的股份、相關股份及債券證中擁有的權益及淡倉(包括根據《證券及期貨條例》有關規定任何董事、監事、最高行政人員或其聯繫人士被當作或視為擁有的權益和淡倉),或根據《證券及期貨條例》第352條登記在本公司所存置登記冊的權益和淡倉,或根據上市公司董事進行證券交易的《上市公司董事進行證券交易的標準守則》(將視為按董事所適用相同程度應用於監事)須知會本公司和聯交所的權益和淡倉。

外匯風險及有關對沖

本集團大部份收入以美元結算或以美元計價。然而，大部份經營支出亦以美元結算或計價。因此，人民幣自二零零五年七月以來持續升值對經營淨收入帶來負面影響，能在一定程度上得以自然沖消。隨著人民幣升值，以美元及港幣為面值的現金及現金等價物及應收賬款等貨幣性淨資產持續貶值，於本期間本集團致力改善此等資產之貨幣結構，使本集團得以控制本期間匯兑損失，於本期間本集團記入利潤表的匯兑損失約為人民幣276,096,000元，直接記入股東權益的貨幣匯兑差額約為人民幣124,052,000元。本集團一直以來密切關注人民幣匯率的波動，對經營淨現金流入的外幣收入及時結匯，降低匯率變動帶來的損失。未來本集團將繼續執行及時結匯的政策，減少以外幣計價的貨幣性淨資產，並在需要之時，以適當的方法，包括遠期合約等對沖工具按本集團業務的實際需要，減低本集團的外匯風險。

承擔

於二零零八年六月三十日，本集團就已訂約但未撥備之在建中船舶及在建中集裝箱的資本承擔分別為人民幣9,920,533,000和人民幣254,989,000元。此外，本集團就土地及房屋以及船舶及集裝箱的經營租賃承擔分別為人民幣69,640,000元及人民幣12,186,290,000元。

或然負債

截至二零零八年六月三十日，本集團並無重大或然負債。

股本

於二零零八年六月三十日，本公司的股本如下：

股份類別	已發行股份數目	百分比(%)
A股	7,932,125,000	67.89
H股	3,751,000,000	32.11
合計	11,683,125,000	100.00

流動資金，財政資源及資本架構

本集團流動資金的主要來源為來自經營業務的現金流量。本集團的現金主要用作營運成本支出、償還貸款及新建造船舶及集裝箱。於本期間，本集團的經營現金流入淨額為人民幣2,113,009,000元。本集團於二零零八年六月三十日持有銀行結餘現金為人民幣15,647,416,000元。

於二零零八年六月三十日，本集團的銀行借貸合計人民幣6,120,271,000元，到期還款期限分佈在二零零八年至二零一四年期間，需分別於一年內還款為人民幣2,795,677,000元，於第二年內還款為人民幣2,491,133,000元，於第三年至第五年還款為人民幣373,078,000元及於五年後還款為人民幣460,383,000元。本集團的長期銀行貸款主要用作購買新船舶的融資。在銀行借貸總額中，本集團的人民幣借款為人民幣40,000,000元，年利率為6.72%。美元借款為美元886,453,000元（相當於人民幣6,080,271,000元），年利率範圍是倫敦銀行同業拆借利率+0.23%至+0.55%（約3.45%-5.42%）。本集團的借款以人民幣及美元結算，而其現金及現金等價物主要以人民幣及美元持有。

於二零零八年六月三十日，本集團的長期銀行貸款以共值人民幣602,363,000元（二零零七年十二月三十一日：人民幣1,991,942,000元）之若干集裝箱、集裝箱船舶及在建船舶作抵押。

於二零零八年六月三十日，本集團持有10年期應付債券計人民幣1,778,069,000元，債券募集資金全部用於船舶建造，該債券發行由中國銀行上海分行擔保，同時由中國海運（集團）總公司對中國銀行上海分行提供反擔保。

於二零零八年六月三十日，本集團應付融資租賃款項合計人民幣2,850,972,000元，到期還款期限分佈在二零零八年至二零一四年期間，需分別於一年內還款為人民幣518,710,000元；於第二年內還款為人民幣526,718,000元，於第三年至第五年還款為人民幣1,417,092,000元及於五年後還款人民幣388,452,000元。本集團的應付融資租賃款絕大部份用作新集裝箱的租賃，剩餘少數部份用於汽車的租賃。

於二零零八年六月三十日，本集團的淨負債率（淨債務與股東權益之比率）為-14.9%，高於二零零七年十二月三十一日之-21.3%。

本集團預期日常的流動資金和資本開支等有關資金需要，均可由本集團的內部現金流量應付。董事將不時檢討本集團營運的現金流量，在合適的時候會考慮以部份現金償還貸款。本集團計劃維持適當的股本及債務組合，以確保不時具備有效的資本架構。

本集團的固定成本較二零零七年同期增長11%，因新船陸續交付使用而增加的折舊所致。

未來展望

下半年，通常為航運業的傳統旺季，各航線將相繼進入繁忙期。然而，班輪公司仍將面臨來自來宏觀經濟的壓力，以及成本、運價以及供需矛盾等經營方面微觀的壓力，因此，經營形勢依然不容樂觀。

面對市場形勢，本集團下半年將堅定信心，把握市場變化，及時調整公司戰略，謀求穩定持續的發展：

一、 優化航線網絡，嚴格控制多次中轉。

二、 調整運力配置，在效益好的航線上加大運力投入，減少盈利能力相對較弱的航線運力投入，充分利用國內、國際航線的兩個不同市場，及時切換運力部署，提升航線經營效益。

三、 擴大航線合作範圍，增加航線服務的覆蓋面。繼續深化海鐵聯運的合作，擴大海鐵聯運的範圍。對長江流域的深度開發也是我們未來發展的重點。

四、 進一步改善服務、提高航線的准班率、艙位利用率以及客戶的滿意率。並將精品航線的服務理念貫穿於整個服務網絡。

五、 進一步細化成本控制，全力控制各項成本的上升幅度，將不利因素的影響縮減到最小程度。

六、 進一步通過收購集裝箱航運相關資產，完善集裝箱物流產業鏈，提升競爭力。本公司於2008年5月收購上海中海洋山國際集裝箱儲運有限公司之25%股權及中海(洋浦)冷藏儲運有限公司之60%股權。2008年8月，本公司已與中國海運(集團)總公司簽署協議，收購其持有的中海碼頭發展有限公司之100%股權，該項收購尚待本公司獨立股東批准。如該項收購完成，將有利於本集團進一步提升競爭力，分散經營風險，減少關連交易，及參與中國快速成長的集裝箱碼頭行業並受益於集裝箱碼頭之潛在升值。

分航線收入列表

主要市場	**二零零八年上半年** *(人民幣千元)*	二零零七年上半年 (經重列) *(人民幣千元)*	**變化** *(%)*
太平洋航線	**5,658,779**	6,807,831	-16.9%
歐洲／地中海航線	**5,975,410**	5,394,245	10.8%
亞太航線	**2,822,229**	2,387,675	18.2%
中國國內航線	**2,740,778**	1,885,425	45.4%
其他	**1,033,895**	913,747	13.1%
總計	**18,231,091**	17,388,923	4.8%

本集團本期間經營業績較去年同期出現下滑，主要是由於以下原因所致：

- 美國、歐洲航線需求放緩，導致貨量下降，從而影響航線收入。但中國國內沿海運輸健康穩定的發展為本集團的業務提供了有力的支持。本期間，中國國內航線的單箱收入為人民幣2,179元，較去年同期上漲了28.2%。

- 雖然本集團採取了多項措施來控制各項成本的支出，如：嚴控箱管成本、中轉成本、港口成本以及燃油成本等方面，但始終難改行業成本上升之趨勢。

成本分析

本集團本期間的服務成本支出，與去年同期相比有一定程度的增加，本期間服務成本共計人民幣17,097,196,000元，比去年同期增長約9.5%，主要是由於燃油成本上升所致。

本期間，WTI平均收市價為110.94美元／桶，較去年同期約61美元／桶上升近81.9%。而二零零八年上半年本公司燃油平均採購單價為540.61美元／噸，與去年同期的323.55美元／噸相比上漲67.1%。雖然採取各項措施使採購單價漲幅小於國際油價的漲幅，但仍然對本公司的燃油成本構成較大壓力。

集裝箱費用開支較去年同期減少1.6%，是由於美國內陸業務佔比相應減少及新增集裝箱的收購價格同比減少3%所致。

港口使費及裝卸費較去年同期增長10%，是由於本公司運載量同比增長7.3%，其中外貿業務的運載量同比增長4.2%，從而導致港口使費及裝卸費的隨之上升。但該費用平均至單箱，與去年同期相比僅上升了2.6%。

管理層討論與分析

中海集裝箱運輸股份有限公司(「中海集運」或「本公司」)董事會(「董事會」)欣然公布本公司及其附屬公司(「本集團」)截至二零零八年六月三十日止六個月(「本期間」)按香港財務報告準則(「香港財務準則」)編制的未經審核簡明綜合中期財務資料,此中期財務資料已經由本公司審核委員會進行了審閱。本公司核數師羅兵咸永道已按香港會計師公會頒布的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」,審閱了本集團本期間未經審核的簡明綜合中期財務資料。

於本期間,本集團實現收益為人民幣18,231,091,000元,較去年同期增加4.8%。於本期間,本公司權益持有人應佔利潤為人民幣637,219,000元,較去年同期減少45.1%。每股基本盈利為人民幣0.05元,比去年同期減少58.3%。

經營環境

二零零八年,世界經濟在美國次貸危機的影響下開始放緩,世界貿易出現萎縮。本期間,中國出口總額達6,666億美元,同比增長21.9%,增速有所下降。

中國對歐洲及美國的出口增量放緩迹象更為明顯,導致歐美航線的出口貨量萎縮,從而影響著以經營東西主幹航線為主的國際集裝箱班輪公司的整體收益。

同時,集裝箱運輸業還承受著來自成本、運價以及供需矛盾等多方面的壓力,給班輪公司的經營帶來一定的困難。

業績分析

本集團二零零八年上半年的收益為人民幣18,231,091,000元,較去年同期增加人民幣842,168,000元,增幅為4.8%。二零零八年上半年稅後利潤為人民幣637,219,000元,較去年同期減少人民幣523,798,000元,減幅達45.1%。每股基本盈利為人民幣0.05元,較去年同期每股基本盈利減少人民幣0.07元,減幅為58.3%。

分航線完成箱量分析

主要市場	**二零零八年上半年 (TEU)**	二零零七年上半年 (TEU)	**變化** (%)
太平洋航線	**680,524**	771,330	-11.8%
歐洲／地中海航線	**701,162**	716,308	-2.1%
亞太航線	**834,112**	627,868	32.8%
中國國內航線	**1,258,096**	1,109,773	13.4%
其他	**96,310**	103,180	-6.7%
總計	**3,570,204**	3,328,459	7.3%

業績及業務摘要

截至二零零八年六月三十日止六個月之未經審核中期業績公告

	二零零八年 上半年 *(人民幣元)*	二零零七年 上半年 (經重列) *(人民幣元)*	變化
收益	**18,231,091,000**	17,388,923,000	4.8%
營運利潤	**878,732,000**	1,588,658,000	-44.7%
本公司權益持有人應佔利潤	**637,219,000**	1,161,017,000	-45.1%
每股基本盈利	**0.05**	0.12	-58.3%
毛利率	**6.2%**	10.2%	-4.0%
淨負債率	**-14.9%**	37.0%	-51.9%

業務摘要

- 本集團於二零零八年上半年，完成貨物運輸量達3,570,204TEU，較二零零七年同期增長7.3%。
- 二零零八年上半年，本集團的收益為人民幣18,231,091,000元，較去年同期增加人民幣842,168,000元，增幅為4.8%。
- 截至二零零八年六月三十日，本集團運力達452,028TEU，較二零零七年底淨增加5,991TEU。
- 二零零八年上半年，中國國內航線完成重箱量同比上升13.4%，收入上升了45.4%，平均單箱收入為人民幣2,179元，較去年同期上漲了28.2%。
- 本集團於2008年5月收購上海中海洋山國際集裝箱儲運有限公司之25%股權及中海(洋浦)冷藏儲運有限公司之60%股權，並於2008年8月與中國海運(集團)總公司簽署協議，收購其持有的中海碼頭發展有限公司之100%股權，該項收購尚待本公司獨立股東批准。

香港營業地點

香港
皇后大道中99號
中環中心
69樓

國際核數師

羅兵咸永道會計師事務所

國內核數師

天職國際會計師事務所有限公司

法律顧問

貝克•麥堅時律師事務所(香港法律及美國法律)
北京市競天公誠律師事務所(中國法律)

香港H股過戶登記處

香港中央證券登記有限公司
香港
皇后大道東183號
合和中心17樓

主要往來銀行

中國銀行
中國工商銀行
花旗銀行
招商銀行

電話

86 (21) 6596 6105

傳真

86 (21) 6596 6813

公司網址

www.cscl.com.cn

H股上市地點

香港聯合交易所有限公司主板

上市日期

二零零四年六月十六日

已發售H股數目

3,751,000,000股H股

每手股數

1,000股

聯交所股份編號

02866

A股上市地點

上海證券交易所

上市日期

二零零七年十二月十二日

已發售A股數目

7,932,125,000股A股

每手股數

100股

上海證券交易所股份編號

601866

* 本公司根據香港法例第32章公司條例第XI部以其中文名稱和英文名稱「China Shipping Container Lines Company Limited」登記為非香港公司

公司資料

董事

執行董事

李紹德先生（*董事長*）
張國發先生（*副董事長*）
黃小文先生
趙宏舟先生

非執行董事

馬澤華先生（*副董事長*）
張建華先生
林建清先生
王大雄先生
徐　輝先生
嚴志冲先生

獨立非執行董事

胡漢湘先生
汪宗熙先生
沈康辰先生
盤占元先生
沈重英先生

監事

陳德誠先生
寇來起先生
姚國建先生
王修平先生
華　民先生
潘英麗女士

薪酬委員會

沈康辰先生（*主席*）
張建華先生
汪宗熙先生

增值權委員會

張建華先生（*主席*）

提名委員會

沈重英先生（*主席*）
胡漢湘先生
盤占元先生
張國發先生
王大雄先生

投資戰略委員會

李紹德先生（*主席*）
馬澤華先生
張國發先生
林建清先生
王大雄先生
黃小文先生
胡漢湘先生
盤占元先生
沈重英先生

公司秘書

葉宇芒先生

審核委員會

汪宗熙先生（*主席*）
沈康辰先生
王大雄先生

合資格會計師

趙小明先生

授權代表

李紹德先生
黃小文先生

在中國的法定地址及主要營業地點

中國
上海
浦東新區
福山路450號
27樓

2008中期報告
中海集裝箱運輸股份有限公司*

目錄

中期報告 2008


CHINA SHIPPING LINE.

China Shipping Container Lines Company Limited

中海集裝箱運輸股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

股份代號：2866